UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 18, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Barclays PLC
Results Announcement

31 December 2020

Table of Contents

Results Announcement	Page
Notes	1
Performance Highlights	2-4
Group Chief Executive Officer’s Review	5
Group Finance Director’s Review	6-7
Results by Business
● Barclays UK	8-10
● Barclays International	11-14
● Head Office	15
Quarterly Results Summary	16
Quarterly Results by Business	17-22
Performance Management
● Margins and Balances	23
● Remuneration	24-25
Risk Management
● Risk Management and Principal Risks	26
● Credit Risk	27-40
● Market Risk	41
● Treasury and Capital Risk	42-52
Statement of Directors’ Responsibilities	53
Condensed Consolidated Financial Statements	54-58
Financial Statement Notes	59-64
Appendix: Non-IFRS Performance Measures	65-74
Shareholder Information	75

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018).

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2020 to the corresponding 12 months of 2019 and balance sheet analysis as at 31 December 2020 with comparatives relating to 31 December 2019. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 17 February 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 65 to 74 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by: changes in legislation; the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards; the outcome of current and future legal proceedings and regulatory investigations; future levels of conduct provisions; the policies and actions of governmental and regulatory authorities; the Group’s ability along with government and other stakeholders to manage and mitigate the impacts of climate change effectively; geopolitical risks; and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2020), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Helping support the economy during the COVID-19 pandemic

COVID-19 support Continuing to support our customers, clients, communities and colleagues	●
In 2020, provided over 680k payment holidays to customers, c.£27bn of COVID-19 support to UK businesses1 and helped businesses and institutions access global capital markets including underwriting c.£1.5tn of new issuance2. Also waived c.£100m of interest and fees to customers, and committed £100m to a COVID-19 Community Aid Package

Barclays’ diversified business model delivered a resilient operating performance, allowing capital distributions to shareholders equivalent to 5.0p per share

Despite the pandemic, Barclays remained profitable every quarter during 2020 and delivered a full year Group profit before tax of £3.1bn (2019: £4.4bn, including a Payment Protection Insurance (PPI) provision of £1.4bn), attributable profit of £1.5bn (2019: £2.5bn), a return on tangible equity (RoTE) of 3.2% (2019: 5.3%) and earnings per share (EPS) of 8.8p (2019: 14.3p)

Income Diversified income streams with strong CIB income offsetting challenges in Barclays UK and CC&P	Group income of £21.8bn up 1% versus prior year
	●	Barclays International income of £15.9bn, up 8% versus prior year
-
Corporate and Investment Bank (CIB) income of £12.5bn, up 22% due to strong Markets income reflecting market share gains3 in a buoyant trading environment, as well as strong Banking income, resulting in the best ever year on a comparable basis for both businesses4

		-	Consumer, Cards and Payments (CC&P) income of £3.4bn, down 22% driven by lower credit card balances, margin compression and reduced payments activity
	●	Barclays UK income of £6.3bn, down 14% versus prior year reflecting lower unsecured lending balances and interest rates, and COVID-19 customer support actions, partially offset by mortgages growth
Credit impairment charges Increased impairment provisioning driving higher coverage ratios across portfolios	Group credit impairment charges increased to £4.8bn (2019: £1.9bn) due to the deterioration in economic outlook driven by the COVID-19 pandemic
	●	Current year charge includes £2.3bn of non-default provision for expected future customer and client stress
●
Total balance sheet impairment allowance of £9.4bn (2019: £6.6bn), resulting in higher coverage ratios for unsecured consumer lending and wholesale portfolios of 12.3% (2019: 8.1%) and 1.5% (2019: 0.8%) respectively

Costs5 Stable cost: income ratio including structural cost actions	Group operating expenses of £13.7bn up 1% versus prior year
	●	2020 operating expenses reflect £0.4bn of structural cost actions mainly taken in Q420 and additional COVID-19 related costs resulting in a cost: income ratio of 63% (2019: 63%)
Capital Strong capital position	Common equity tier 1 (CET1) ratio of 15.1% up 130bps versus prior year
●
The increase reflects profits, regulatory measures and cancellation of the full year 2019 dividend payment, partially offset by the announced 1.0p full year 2020 dividend and an increase in Risk Weighted Assets (RWAs)

Capital distributions Return of capital through dividends and share buybacks	Capital distributions announced of 5.0p per share in aggregate:
	●	1.0p 2020 full year dividend declared
	●	Intend to initiate a share buyback of up to £700m, which would have an effect of 23bps on the CET1 ratio
Q420 performance
Remained profitable in Q420 despite the continuing impact of the pandemic	Q420 Group profit before tax of £0.6bn (Q419: £1.1bn) and attributable profit of £0.2bn (Q419: £0.7bn), resulting in a RoTE of 1.8% (Q419: 5.9%) and EPS of 1.3p (Q419: 3.9p)
	●	Q420 Group income of £4.9bn, down 7% versus prior year
	●	Q420 Barclays International income of £3.5bn, up 1% versus prior year
		-	Q420 CIB income of £2.6bn, up 14% versus prior year driven by a 19% increase in Markets income and 30% increase in Banking fees, partially offset by a 12% decrease in Corporate income
-
Q420 CC&P income of £0.8bn, down 25% versus prior year and down 3% versus prior quarter, as the impacts of the pandemic continued to result in lower balances, margin compression and reduced payments activity

	●	Q420 Barclays UK income of £1.6bn, down 17% versus prior year but up 5% versus prior quarter, reflecting lower unsecured lending balances and interest rates, partially offset by mortgages growth
	●	Q420 Group credit impairment charge of £0.5bn, down 6% versus prior year and down 19% versus prior quarter
	●	Q420 Group operating expenses of £3.8bn5, up 7% versus prior year and up 11% versus prior quarter, including the UK bank levy of £0.3bn (Q419: £0.2bn) and structural cost actions of £0.3bn
	●	CET1 ratio of 15.1%6, an increase of 50bps in Q420 mainly due to a 30bps benefit from regulatory changes to software assets

1	Total payment holidays granted as at 31 December 2020, business lending and commercial paper issuance data as at 12 and 15 February 2021 respectively.
2	Across Equity and Debt Capital Markets in Q220-Q420.
3
Data source: Coalition Greenwich, Preliminary FY20 Competitor Analysis. Market share represents Barclays share of the Global Industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

4	Period covering Q114-Q420. Pre 2014 financials were not restated following re-segmentation in Q116.
5	Excluding litigation and conduct.
6
On 12 February 2021 the Prudential Regulation Authority (PRA) launched a consultation on certain items within the Basel standards that remain to be implemented in the UK as well as setting out proposed new PRA CRR rules. The proposals include reverting to the previous treatment of 100% CET1 capital deduction for qualifying software assets by the end of 2021, meaning the benefit in the CET1 ratio is likely to be reversed in future periods.

Group outlook and targets

Outlook Remains uncertain and subject to change depending on the evolution and persistence of the COVID-19 pandemic	Returns
	●	Barclays expects to deliver meaningful year-on-year RoTE improvement in 2021

Income
	●	Headwinds to income in Barclays UK are expected to persist in 2021 and the medium-term, including the subdued demand for unsecured lending and the low interest rate environment
●
Within Barclays International, CC&P income outlook remains uncertain and contingent on the evolution of US and UK spending and cards balances; after a strong 2020 CIB performance, driven by Markets and Banking income, the franchise is well positioned for the future

Impairment
	●	Provided macroeconomic assumptions remain consistent with expectations, the Group expects that the full year 2021 impairment charge will be materially below that of 2020

Costs
	●	COVID-19 related expenses are likely to remain elevated in 2021. However, the Group will continue to drive efficiencies while investing in its franchise where appropriate

Capital
	●	Barclays remains in a strong capital position with a year end CET1 ratio of 15.1%
	●	Certain headwinds to capital are likely in 2021, including procyclical effects on RWAs, reversal of regulatory forbearance applied through 2020 and increased pension contributions

Capital distributions
	●	Barclays understands the importance of delivering attractive total cash returns to shareholders
	●	Announced a total payout equivalent to 5.0p per share, consistent with the temporary guardrails announced by the PRA in December 2020, comprising:
		-	1.0p 2020 full year dividend; and the
		-	Intention to initiate a share buyback of up to £700m, which is expected to commence in Q121

Targets	Barclays remains committed to its medium term targets:
	●	Returns: RoTE of greater than 10% over time
	●	Cost efficiency: Cost: income ratio below 60% over time
	●	Capital adequacy: CET1 ratio in the range of 13-14%

Barclays Group results
for the year ended	31.12.20	31.12.19
	£m	£m	% Change
Net interest income	8,122	9,407	(14)
Net fee, commission and other income	13,644	12,225	12
Total income	21,766	21,632	1
Credit impairment charges	(4,838)	(1,912)
Net operating income	16,928	19,720	(14)
Operating costs	(13,434)	(13,359)	(1)
UK bank levy	(299)	(226)	(32)
Operating expenses	(13,733)	(13,585)	(1)
Litigation and conduct	(153)	(1,849)	92
Total operating expenses	(13,886)	(15,434)	10
Other net income	23	71	(68)
Profit before tax	3,065	4,357	(30)
Tax charge	(604)	(1,003)	40
Profit after tax	2,461	3,354	(27)
Non-controlling interests	(78)	(80)	3
Other equity instrument holders	(857)	(813)	(5)
Attributable profit	1,526	2,461	(38)

Performance measures
Return on average tangible shareholders' equity	3.2%	5.3%
Average tangible shareholders' equity (£bn)	48.3	46.6
Cost: income ratio	64%	71%
Loan loss rate (bps)	138	55
Basic earnings per share	8.8p	14.3p	(38)
Dividend per share1	1.0p	3.0p
Share buyback announced2	700	-
Total payout equivalent per share	5.0p	3.0p	67

Performance measures excluding litigation and conduct3
Profit before tax	3,218	6,206	(48)
Attributable profit	1,638	4,194	(61)
Return on average tangible shareholders' equity	3.4%	9.0%
Cost: income ratio	63%	63%
Basic earnings per share	9.5p	24.4p	(61)

Balance sheet and capital management4	£bn	£bn
Loans and advances at amortised cost	342.6	339.1	1
Deposits at amortised cost	481.0	415.8	16
Tangible net asset value per share	269p	262p	3
Common equity tier 1 ratio	15.1%	13.8%
Common equity tier 1 capital	46.3	40.8
Risk weighted assets	306.2	295.1
Average UK leverage ratio	5.0%	4.5%
UK leverage ratio	5.3%	5.1%

Funding and liquidity
Group liquidity pool (£bn)	266	211	26
Liquidity coverage ratio	162%	160%
Loan: deposit ratio	71%	82%

1
In response to a request from the PRA, and to preserve additional capital for use in serving Barclays customers and clients through the extraordinary challenges presented by the COVID-19 pandemic, the Board agreed to cancel the 6.0p per ordinary share full year 2019 dividend.

2	Barclays intends to initiate a share buyback of up to £700m, which is expected to commence in Q121.
3	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.
4	Refer to pages 45 to 51 for further information on how capital, RWAs and leverage are calculated.

Group Chief Executive Officer’s Review

“In a year in which the COVID-19 pandemic affected people across the globe, 2020 demonstrated our strengths, our values, and our resilience.

Throughout the pandemic we have focussed on preserving the financial and operational integrity of the firm so that we can maximise our support for clients and customers, for colleagues, and for the communities in which we live and work.

In the past year, we have helped companies to raise around £1.5tn through the global capital markets1, extended around £27bn to businesses through UK government lending schemes, provided over 680k payment holidays to customers2, waived around £100m of interest and fees, and committed £100m to charities through our COVID-19 Community Aid Package.

2020 demonstrated the value of our diversified banking model, delivering resilient Group results even in a difficult macroeconomic period, driven by the performance of our CIB.

Total income increased to £21.8bn. Within Barclays International, CIB income was up 22%, while CC&P income was down 22%. In Barclays UK, income was down 14%.

Pre-provision profits3 were broadly stable at £8.1bn. However, impairment charges, maintaining our cautious view of the impact of the pandemic, totalled £4.8bn. The fourth quarter impairment charge of c.£500m was however down 19% from the previous quarter.

Group profit before tax was £3.1bn for the year, and we remained profitable in every quarter, including generating profit before tax of £646m in the fourth quarter.

CIB income was £12.5bn, with both Markets and Banking achieving their best ever income performance4, up 45% and 8% respectively. Corporate income was down 13%, including the impact of lower interest rates. Overall, profit before tax in the CIB increased 35% to £4bn.

Our CC&P business made a loss before tax of £388m for the full year due to impairment charges, despite returning to profit in the third and fourth quarters.

Barclays UK profit before tax, excluding litigation and conduct, decreased 78% to £578m, including £278m in the fourth quarter, reflecting the impact of the COVID-19 pandemic driving higher impairment.

Group costs, excluding litigation and conduct, rose 1% to £13.7bn which included structural cost actions, leading to a cost to income ratio of 63%.

Group RoTE was 3.2%, including 9.5% for the CIB, (7.5%) for CC&P, and 3.2% for Barclays UK. Earnings per share were 8.8p.

Our CET1 capital ratio increased 50bps in the quarter, and 130bps in the year to 15.1%, significantly ahead of our minimum requirement.

Given the strength of our business, we have decided the time is right to resume capital distributions. We have today announced a total payout equivalent to 5p per share, comprising a 1p 2020 full year dividend and the intention to initiate a share buyback of up to £700m. We expect to comment further on capital distributions when appropriate.

Barclays remains well capitalised, well provisioned for impairments, highly liquid, with a strong balance sheet, and competitive market positions across the Group. We expect that our resilient and diversified business model will deliver a meaningful improvement in returns in 2021.”

James E Staley, Group Chief Executive Officer

1	Across Equity and Debt Capital Markets in Q220-Q420.
2	Total payment holidays granted as at 31 December 2020, business lending and commercial paper issuance data as at 12 and 15 February 2021 respectively.
3	Excluding litigation and conduct.
4	Period covering Q114 – Q420. Pre 2014 financials were not restated following re-segmentation in Q116.

Group Finance Director’s Review

Group performance

●	Statutory RoTE was 3.2% (2019: 5.3%) and statutory EPS was 8.8p (2019: 14.3p)
●	Profit before tax was £3,065m (2019: £4,357m). Excluding litigation and conduct, profit before tax was £3,218m (2019: £6,206m)
●
Pre-provision profits1 were broadly stable at £8,056m despite the pandemic, benefitting from the Group’s diversified business model, which included a strong performance in CIB offset by headwinds in Barclays UK and CC&P

●	Total income increased to £21,766m (2019: £21,632m). Barclays UK income decreased 14%. Barclays International income increased 8%, with CIB income up 22% and CC&P income down 22%
●
Credit impairment charges increased to £4,838m (2019: £1,912m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The current year charge is broadly driven by £2,323m of non-default provision for expected future customer and client stress and £800m of single name wholesale loan charges. The expected credit loss (ECL) provision remains highly uncertain as the economic impact of the global pandemic continues to evolve

●
Operating expenses increased 1% to £13,733m, including structural cost actions and additional COVID-19 related costs, resulting in a cost: income ratio, excluding litigation and conduct, of 63% (2019: 63%). Excluding structural cost actions of £368m (2019: £150m) and £95m spend to date of Barclays’ COVID-19 Community Aid Package, operating expenses would have been £13,270m (2019: £13,435m), reflecting disciplined cost management and efficiencies, resulting in a cost: income ratio of 61% (2019: 62%)

●	Attributable profit was £1,526m (2019: £2,461m). Excluding litigation and conduct, attributable profit was £1,638m (2019: £4,194m), generating a RoTE of 3.4% (2019: 9.0%) and EPS of 9.5p (2019: 24.4p)
●
Total assets increased to £1,350bn (December 2019: £1,140bn) primarily due to a £73bn increase in derivative assets driven by a decrease in major interest rate curves and increased client activity, a £42bn increase in financial assets at fair value due to an increase in reverse repurchase agreements and similar secured lending and £41bn increase in cash and balances at central banks

●
Loans and advances at amortised cost increased by £4bn to £343bn, which reflected £12bn of lending under the government backed loan schemes and £5bn of mortgage growth, partially offset by lower unsecured lending balances

●	Deposits at amortised cost increased by £65bn to £481bn primarily due to CIB clients increasing liquidity, and lower consumer spending levels
●	Tangible net asset value (TNAV) per share increased to 269p (December 2019: 262p) primarily reflecting 8.8p of statutory EPS

Group capital and leverage

●	The CET1 ratio increased to 15.1% (December 2019: 13.8%), reflecting headroom of 3.9% above the Maximum Distributable Amount (MDA) hurdle of 11.2%
-
CET1 capital increased by £5.5bn to £46.3bn reflecting resilient capital generation through £7.9bn of profit before tax, excluding credit impairment charges of £4.8bn, and a £1.0bn increase due to the cancellation of the full year 2019 dividend. These increases were partially offset by £0.9bn of AT1 coupons paid and the announced 1.0p full year 2020 dividend. The CET1 capital increase also reflects regulatory measures for IFRS 9 transitional relief, prudent valuation and qualifying software assets

	-	RWAs increased by £11.1bn to £306.2bn primarily due to higher market volatility, increased client activity and a reduction in credit quality within CIB, partially offset by lower consumer lending
●
The average UK leverage ratio increased to 5.0% (December 2019: 4.5%) primarily driven by the increase in Tier 1 (T1) capital. The average leverage exposure increased to £1,147bn (December 2019: £1,143bn) primarily driven by an increase in securities financing transactions (SFTs) and trading portfolio assets (TPAs) largely driven by an increase in secured lending and client activity within CIB, partially offset by the PRA’s early adoption of CRR II settlement netting

1	Excluding litigation and conduct.

Group funding and liquidity

●
The liquidity pool was £266bn (December 2019: £211bn) and the liquidity coverage ratio (LCR) remained significantly above the 100% regulatory requirement at 162% (December 2019: 160%), equivalent to a surplus of £99bn (December 2019: £78bn). The increase in the liquidity pool, LCR and surplus over the year was driven by a 16% growth in deposits, which was largely a consequence of government and central bank policy response to the COVID-19 pandemic. The reduction in Q420 reflects actions taken to manage down surplus liquidity proactively as the prevailing uncertainty from earlier in the year abated

●
Wholesale funding outstanding, excluding repurchase agreements, was £145.0bn (December 2019: £147.1bn). The Group issued £7.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group is well advanced in its MREL issuance plans relative to the estimated 1 January 2022 requirement

Other matters

●
As at 31 December 2020, the Group held a residual provision of £129m relating to PPI, following a provision release of £55m in Q420 on resolution of the items received up to and including Q319. Observations from resolved complaints support the residual provision level, which is expected to be utilised in 2021

●
Following the UK’s exit from the EU on 31 December 2020, Barclays remains well positioned to continue providing services in the EU through Barclays Europe (operating through Barclays Bank Ireland PLC) which was expanded post the EU referendum vote to ensure continuity of services to Barclays International clients in Europe

●
The High Court has indicated that judgment in relation to the civil action brought against Barclays Bank PLC by PCP Capital Partners LLP and PCP International Finance Limited, under which PCP is seeking damages of up to approximately £819m, is imminent. The outcome of the judgement, and any financial impact on the Group, is unknown. Barclays is defending the claim. See Note 26 to the audited financial statements for the year ended 31 December 2020 contained in the Barclays PLC Annual Report 2020 for further details

Capital distributions

●
Barclays understands the importance of delivering attractive total cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board’s intention to continue to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate

●	Announced a total payout equivalent to 5.0p per share, consistent with the temporary guardrails announced by the PRA in December 2020, comprising:
	-	1.0p 2020 full year dividend; and the
	-	Intention to initiate a share buyback of up to £700m which is expected to commence in Q121

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Year ended	Year ended
	31.12.20	31.12.19
Income statement information	£m	£m	% Change
Net interest income	5,234	5,888	(11)
Net fee, commission and other income	1,113	1,465	(24)
Total income	6,347	7,353	(14)
Credit impairment charges	(1,467)	(712)
Net operating income	4,880	6,641	(27)
Operating costs	(4,270)	(3,996)	(7)
UK bank levy	(50)	(41)	(22)
Operating expenses	(4,320)	(4,037)	(7)
Litigation and conduct	(32)	(1,582)	98
Total operating expenses	(4,352)	(5,619)	23
Other net income	18	-
Profit before tax	546	1,022	(47)
Attributable profit	325	281	16

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	205.4	193.7
Total assets	289.1	257.8
Customer deposits at amortised cost	240.5	205.5
Loan: deposit ratio	89%	96%
Risk weighted assets	73.7	74.9
Period end allocated tangible equity	9.7	10.3

Key facts
Average loan to value of mortgage portfolio1	51%	51%
Average loan to value of new mortgage lending1	68%	68%
Number of branches	859	963
Mobile banking active customers	9.2m	8.4m
30 day arrears rate - Barclaycard Consumer UK	1.7%	1.7%

Performance measures
Return on average allocated tangible equity	3.2%	2.7%
Average allocated tangible equity (£bn)	10.1	10.3
Cost: income ratio	69%	76%
Loan loss rate (bps)	68	36
Net interest margin	2.61%	3.09%

Performance measures excluding litigation and conduct2	£m	£m
Profit before tax	578	2,604	(78)
Attributable profit	343	1,813	(81)
Return on average allocated tangible equity	3.4%	17.5%
Cost: income ratio	68%	55%

1	Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.
2	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Year ended	Year ended
	31.12.20	31.12.19
Analysis of total income	£m	£m	% Change
Personal Banking	3,522	4,009	(12)
Barclaycard Consumer UK	1,519	1,992	(24)
Business Banking	1,306	1,352	(3)
Total income	6,347	7,353	(14)

Analysis of credit impairment charges
Personal Banking	(380)	(195)	(95)
Barclaycard Consumer UK	(881)	(472)	(87)
Business Banking	(206)	(45)
Total credit impairment charges	(1,467)	(712)

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	157.3	151.9
Barclaycard Consumer UK	9.9	14.7
Business Banking	38.2	27.1
Total loans and advances to customers at amortised cost	205.4	193.7

Analysis of customer deposits at amortised cost
Personal Banking	179.7	159.2
Barclaycard Consumer UK	0.1	-
Business Banking	60.7	46.3
Total customer deposits at amortised cost	240.5	205.5

Barclays UK continued to support customers throughout the challenging operating environment, increasing lending by £11.7bn predominantly through Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) loans to small and medium-sized enterprises (SMEs), as well as delivering strong mortgage growth. Customer deposit growth of £35bn added to a strong liquidity position reflected in the full year loan: deposit ratio of 89%, 7% lower than prior year. Full year RoTE of 3.4%, excluding litigation and conduct, was materially below historical performance, reflecting the impact of the COVID-19 pandemic as well as ongoing investment spend, including structural cost actions to continue to transform the business over time.

2020 compared to 2019

Income statement

●	Profit before tax, excluding litigation and conduct, decreased 78% to £578m. RoTE was 3.4% (2019: 17.5%) reflecting a challenging operating environment and materially higher credit impairment charges
●	Total income decreased 14% to £6,347m. Net interest income reduced 11% to £5,234m with a net interest margin (NIM) of 2.61% (2019: 3.09%). Net fee, commission and other income decreased 24% to £1,113m
-
Personal Banking income decreased 12% to £3,522m, reflecting deposit margin compression from lower interest rates, lower unsecured lending balances, and COVID-19 customer support actions, partially offset by balance growth in deposits and mortgages, as well as the transfer of Barclays Partner Finance (BPF) from Barclays International in Q220

-
Barclaycard Consumer UK income decreased 24% to £1,519m as reduced borrowing and spend levels by customers resulted in a lower level of interest earning lending (IEL) balances, as well as lower debt sales

-
Business Banking income decreased 3% to £1,306m due to deposit margin compression from lower interest rates, lower transactional fee volumes as a result of COVID-19 and related customer support actions, partially offset by lending and deposit balance growth from continued support for SMEs through £11.0bn of BBLS and CBILS loans

●
Credit impairment charges increased to £1,467m (2019: £712m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The current year charge is broadly driven by £847m of non-default provision for expected future customer and client stress. As at 31 December 2020, 30 and 90 day arrears rates in UK cards were 1.7% (Q419: 1.7%) and 0.8% (Q419: 0.8%) respectively

●
Operating expenses increased 7% to £4,320m reflecting investment spend including structural cost actions, higher servicing and financial assistance costs, and the transfer of BPF, partially offset by efficiency savings

Balance sheet

●
Loans and advances to customers at amortised cost increased 6% to £205.4bn predominantly from continued support for SMEs through £11.0bn of BBLS and CBILS lending, £5.1bn of mortgage growth following a strong flow of new applications as well as strong customer retention and the £2.4bn transfer of BPF, partially offset by £6.6bn lower unsecured lending balances

●
Customer deposits at amortised cost increased 17% to £240.5bn reflecting an increase of £20.5bn and £14.4bn in Personal Banking and Business Banking respectively, further strengthening the liquidity position and contributing to a loan: deposit ratio of 89% (2019: 96%)

●	RWAs decreased to £73.7bn (December 2019: £74.9bn) driven by lower unsecured lending balances, partially offset by growth in mortgages and the transfer of BPF

Barclays International	Year ended	Year ended
	31.12.20	31.12.19
Income statement information	£m	£m	% Change
Net interest income	3,282	3,941	(17)
Net trading income	6,920	4,199	65
Net fee, commission and other income	5,719	6,535	(12)
Total income	15,921	14,675	8
Credit impairment charges	(3,280)	(1,173)
Net operating income	12,641	13,502	(6)
Operating costs	(8,765)	(9,163)	4
UK bank levy	(240)	(174)	(38)
Operating expenses	(9,005)	(9,337)	4
Litigation and conduct	(48)	(116)	59
Total operating expenses	(9,053)	(9,453)	4
Other net income	28	69	(59)
Profit before tax	3,616	4,118	(12)
Attributable profit	2,220	2,816	(21)

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	122.7	132.8
Trading portfolio assets	127.7	113.3
Derivative financial instrument assets	301.8	228.9
Financial assets at fair value through the income statement	170.7	128.4
Cash collateral and settlement balances	97.5	79.4
Other assets	221.4	178.6
Total assets	1,041.8	861.4
Deposits at amortised cost	240.5	210.0
Derivative financial instrument liabilities	300.4	228.9
Loan: deposit ratio	51%	63%
Risk weighted assets	222.3	209.2
Period end allocated tangible equity	30.2	29.6

Performance measures
Return on average allocated tangible equity	7.1%	9.0%
Average allocated tangible equity (£bn)	31.5	31.2
Cost: income ratio	57%	64%
Loan loss rate (bps)	257	86
Net interest margin	3.64%	4.07%

Performance measures excluding litigation and conduct1	£m	£m
Profit before tax	3,664	4,234	(13)
Attributable profit	2,258	2,906	(22)
Return on average allocated tangible equity	7.2%	9.3%
Cost: income ratio	57%	64%

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Year ended	Year ended
	31.12.20	31.12.19
Income statement information	£m	£m	% Change
FICC	5,138	3,364	53
Equities	2,471	1,887	31
Markets	7,609	5,251	45
Advisory	561	776	(28)
Equity capital markets	473	329	44
Debt capital markets	1,697	1,430	19
Banking fees	2,731	2,535	8
Corporate lending	590	765	(23)
Transaction banking	1,546	1,680	(8)
Corporate	2,136	2,445	(13)
Total income	12,476	10,231	22
Credit impairment charges	(1,559)	(157)
Net operating income	10,917	10,074	8
Operating costs	(6,689)	(6,882)	3
UK bank levy	(226)	(156)	(45)
Operating expenses	(6,915)	(7,038)	2
Litigation and conduct	(4)	(109)	96
Total operating expenses	(6,919)	(7,147)	3
Other net income	6	28	(79)
Profit before tax	4,004	2,955	35
Attributable profit	2,554	1,980	29

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	92.4	92.0
Trading portfolio assets	127.5	113.3
Derivative financial instrument assets	301.7	228.8
Financial assets at fair value through the income statement	170.4	127.7
Cash collateral and settlement balances	96.7	78.5
Other assets	194.9	155.3
Total assets	983.6	795.6
Deposits at amortised cost	175.2	146.2
Derivative financial instrument liabilities	300.3	228.9
Risk weighted assets	192.2	171.5

Performance measures
Return on average allocated tangible equity	9.5%	7.6%
Average allocated tangible equity (£bn)	27.0	25.9
Cost: income ratio	55%	70%

Performance measures excluding litigation and conduct1	£m	£m
Profit before tax	4,008	3,064	31
Attributable profit	2,556	2,064	24
Return on average allocated tangible equity	9.5%	8.0%
Cost: income ratio	55%	69%

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Year ended	Year ended
	31.12.20	31.12.19
Income statement information	£m	£m	% Change
Net interest income	2,198	2,822	(22)
Net fee, commission, trading and other income	1,247	1,622	(23)
Total income	3,445	4,444	(22)
Credit impairment charges	(1,721)	(1,016)	(69)
Net operating income	1,724	3,428	(50)
Operating costs	(2,076)	(2,281)	9
UK bank levy	(14)	(18)	22
Operating expenses	(2,090)	(2,299)	9
Litigation and conduct	(44)	(7)
Total operating expenses	(2,134)	(2,306)	7
Other net income	22	41	(46)
(Loss)/profit before tax	(388)	1,163
Attributable (loss)/profit	(334)	836

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	30.3	40.8
Total assets	58.2	65.8
Deposits at amortised cost	65.3	63.8
Risk weighted assets	30.1	37.7

Key facts
30 day arrears rate – Barclaycard US	2.5%	2.7%
US cards customer FICO score distribution
<660	13%	14%
>660	87%	86%
Total number of Barclaycard payments clients	c.365,000	c.376,000
Value of payments processed (£bn)1	274	354

Performance measures
Return on average allocated tangible equity	(7.5%)	15.8%
Average allocated tangible equity (£bn)	4.5	5.3
Cost: income ratio	62%	52%
Loan loss rate (bps)	517	234

Performance measures excluding litigation and conduct2	£m	£m
(Loss)/profit before tax	(344)	1,170
Attributable (loss)/profit	(298)	842
Return on average allocated tangible equity	(6.7%)	15.9%
Cost: income ratio	61%	52%

1	Includes £268bn (2019: £272bn) of merchant acquiring payments.
2	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Barclays International continued to support its customers and clients through the COVID-19 pandemic by providing or facilitating lending, through the range of support programmes which have been introduced, as well as enabling the raising of debt and equity financing in the capital markets. Support actions, including payment holidays, were introduced to help customers and clients. Despite the challenging operating environment, Barclays International delivered a RoTE, excluding litigation and conduct, of 7.2%, reflecting the benefits of a diversified business model.

2020 compared to 2019

Income statement

●	Profit before tax, excluding litigation and conduct, decreased 13% to £3,664m with a RoTE of 7.2% (2019: 9.3%), reflecting a RoTE of 9.5% (2019: 8.0%) in CIB and (6.7)% (2019: 15.9%) in CC&P
●	Total income increased to £15,921m (2019: £14,675m)
	-	CIB income increased 22% to £12,476m driven by Markets and Banking which both had their best ever year on a comparable basis1
-
Markets income increased 45% to £7,609m reflecting gains in market share as well as an increase in market size2. FICC income increased 53% to £5,138m driven by strong performances in macro and credit, mainly reflecting wider spreads. Equities income increased 31% to £2,471m driven by derivatives and cash due to higher levels of client activity and volatility

-
Banking fees income increased 8% to £2,731m as a strong performance in equity and debt capital markets, driven by market size, was offset by lower fee income in advisory, which was impacted by a reduced fee pool3

-
Within Corporate, Transaction banking income decreased 8% to £1,546m as deposit balance growth was more than offset by margin compression. Corporate lending income decreased by 23% to £590m reflecting c.£210m of losses on the mark to market of lending and related hedge positions, and the carry costs of those hedges

-
CC&P income decreased 22% to £3,445m reflecting lower cards balances, margin compression and reduced payments activity, which were impacted by the COVID-19 pandemic, and the transfer of BPF to Barclays UK in Q220. Q220 included a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the impact of the Supreme Court ruling concerning charges paid by merchants

●	Credit impairment charges increased to £3,280m (2019: £1,173m)
-
CIB credit impairment charges increased to £1,559m (2019: £157m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The current year charge is broadly driven by £711m of non-default provision for future expected customer and client stress and c.£800m of single name wholesale loan charges

-
CC&P credit impairment charges increased to £1,721m (2019: £1,016m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The current year charge is broadly driven by £752m of non-default provisions for future expected customer and client stress. As at 31 December 2020, 30 and 90 day arrears in US cards were 2.5% (Q419: 2.7%) and 1.4% (Q419: 1.4%) respectively

●	Operating expenses decreased 4% to £9,005m
-
CIB operating expenses decreased 2% to £6,915m due to cost efficiencies and discipline in the current environment partially offset by a higher bank levy charge mainly due to the non-recurrence of prior year adjustments

	-	CC&P operating expenses decreased 9% to £2,090m reflecting cost efficiencies, lower marketing spend due to the impacts of the COVID-19 pandemic and transfer of BPF

Balance sheet

●	Loans and advances at amortised cost decreased £10.1bn to £122.7bn due to lower unsecured lending balances in CC&P
●	Trading portfolio assets increased £14.4bn to £127.7bn due to increased client activity
●
Derivative financial instruments assets increased £72.9bn and liabilities increased £71.5bn to £301.8bn and £300.4bn respectively driven by a decrease in major interest rate curves and increased client activity

●	Financial assets at fair value through the income statement increased £42.3bn to £170.7bn driven by reverse repurchase agreements and similar secured lending
●	Cash collateral and settlements increased £18.1bn to £97.5bn predominantly due to increased activity
●	Other assets increased £42.8bn to £221.4bn due to an increase in cash at central banks and securities within the liquidity pool
●	Deposits at amortised cost increased £30.5bn to £240.5bn due to CIB clients increasing liquidity
●	RWAs increased to £222.3bn (December 2019: £209.2bn) primarily due to increased market volatility, client activity and a reduction in credit quality within CIB, partially offset by lower CC&P balances

1	Period covering Q114 – Q420. Pre 2014 financials were not restated following re-segmentation in Q116.
2
Data source: Coalition Greenwich, Preliminary FY20 Competitor Analysis. Market share represents Barclays share of the Global Industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

3	Data source: Dealogic for the period covering 1 January to 31 December 2020.

Head Office	Year ended	Year ended
	31.12.20	31.12.19
Income statement information	£m	£m	% Change
Net interest income	(393)	(422)	7
Net fee, commission and other income	(109)	26
Total income	(502)	(396)	(27)
Credit impairment charges	(91)	(27)
Net operating income	(593)	(423)	(40)
Operating costs	(399)	(200)	(100)
UK bank levy	(9)	(11)	18
Operating expenses	(408)	(211)	(93)
Litigation and conduct	(73)	(151)	52
Total operating expenses	(481)	(362)	(33)
Other net (expenses)/income	(23)	2
Loss before tax	(1,097)	(783)	(40)
Attributable loss	(1,019)	(636)	(60)

Balance sheet information	£bn	£bn
Total assets	18.6	21.0
Risk weighted assets	10.2	11.0
Period end allocated tangible equity	6.8	5.6

Performance measures
Average allocated tangible equity (£bn)	6.7	5.1

Performance measures excluding litigation and conduct1	£m	£m
Loss before tax	(1,024)	(632)	(62)
Attributable loss	(963)	(525)	(83)

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

2020 compared to 2019

Income statement

●	Loss before tax, excluding litigation and conduct, was £1,024m (2019: £632m)
●	Total income was an expense of £502m (2019: £396m), which reflected treasury items and hedge accounting, mark-to-market losses on legacy investments and funding costs on legacy capital instruments, including £85m from repurchases of some of the Barclays Bank PLC 7.625% Contingent Capital Notes. This was partially offset by the recognition of dividends on Barclays’ stake in Absa Group Limited

●
Credit impairment increased to £91m (2019: £27m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The current year charge is broadly driven by provision for future expected customer stress in the Italian home loan portfolio

●
Operating expenses were £408m (2019: £211m), which included c.£150m of cost actions, principally related to the discontinued use of certain software assets and £95m of charitable donations from Barclays’ COVID-19 Community Aid Package

●	Other net expenses were £23m (2019: income of £2m), which included a fair value loss on an investment in an associate

Balance sheet

●	RWAs decreased to £10.2bn (December 2019: £11.0bn) driven by the reduction in value of Barclays’ stake in Absa Group Limited

Quarterly Results Summary

Barclays Group
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,845	2,055	1,892	2,331	2,344	2,445	2,360	2,258
Net fee, commission and other income	3,096	3,149	3,446	3,952	2,957	3,096	3,178	2,994
Total income	4,941	5,204	5,338	6,283	5,301	5,541	5,538	5,252
Credit impairment charges	(492)	(608)	(1,623)	(2,115)	(523)	(461)	(480)	(448)
Net operating income	4,449	4,596	3,715	4,168	4,778	5,080	5,058	4,804
Operating costs	(3,480)	(3,391)	(3,310)	(3,253)	(3,308)	(3,293)	(3,501)	(3,257)
UK bank levy	(299)	-	-	-	(226)	-	-	-
Operating expenses	(3,779)	(3,391)	(3,310)	(3,253)	(3,534)	(3,293)	(3,501)	(3,257)
Litigation and conduct	(47)	(76)	(20)	(10)	(167)	(1,568)	(53)	(61)
Total operating expenses	(3,826)	(3,467)	(3,330)	(3,263)	(3,701)	(4,861)	(3,554)	(3,318)
Other net income/(expenses)	23	18	(26)	8	20	27	27	(3)
Profit before tax	646	1,147	359	913	1,097	246	1,531	1,483
Tax charge	(163)	(328)	(42)	(71)	(189)	(269)	(297)	(248)
Profit/(loss) after tax	483	819	317	842	908	(23)	1,234	1,235
Non-controlling interests	(37)	(4)	(21)	(16)	(42)	(4)	(17)	(17)
Other equity instrument holders	(226)	(204)	(206)	(221)	(185)	(265)	(183)	(180)
Attributable profit/(loss)	220	611	90	605	681	(292)	1,034	1,038

Performance measures
Return on average tangible shareholders' equity	1.8%	5.1%	0.7%	5.1%	5.9%	(2.4%)	9.0%	9.2%
Average tangible shareholders' equity (£bn)	47.6	48.3	50.2	47.0	46.4	48.4	46.2	45.2
Cost: income ratio	77%	67%	62%	52%	70%	88%	64%	63%
Loan loss rate (bps)	56	69	179	223	60	52	56	54
Basic earnings/(loss) per share	1.3p	3.5p	0.5p	3.5p	3.9p	(1.7p)	6.0p	6.1p

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	693	1,223	379	923	1,264	1,814	1,584	1,544
Attributable profit	260	668	106	604	803	1,233	1,074	1,084
Return on average tangible shareholders' equity	2.2%	5.5%	0.8%	5.1%	6.9%	10.2%	9.3%	9.6%
Cost: income ratio	76%	65%	62%	52%	67%	59%	63%	62%
Basic earnings per share	1.5p	3.9p	0.6p	3.5p	4.7p	7.2p	6.3p	6.3p

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	342.6	344.4	354.9	374.1	339.1	345.1	339.3	330.7
Total assets	1,349.5	1,421.7	1,385.1	1,444.3	1,140.2	1,290.4	1,232.8	1,193.5
Deposits at amortised cost	481.0	494.6	466.9	470.7	415.8	420.6	413.6	412.7
Tangible net asset value per share	269p	275p	284p	284p	262p	274p	275p	266p
Common equity tier 1 ratio	15.1%	14.6%	14.2%	13.1%	13.8%	13.4%	13.4%	13.0%
Common equity tier 1 capital	46.3	45.5	45.4	42.5	40.8	41.9	42.9	41.4
Risk weighted assets	306.2	310.7	319.0	325.6	295.1	313.3	319.1	319.7
Average UK leverage ratio	5.0%	5.1%	4.7%	4.5%	4.5%	4.6%	4.7%	4.6%
Average UK leverage exposure	1,146.9	1,111.1	1,148.7	1,176.2	1,142.8	1,171.2	1,134.6	1,105.5
UK leverage ratio	5.3%	5.2%	5.2%	4.5%	5.1%	4.8%	5.1%	4.9%
UK leverage exposure	1,090.9	1,095.1	1,071.1	1,178.7	1,007.7	1,099.8	1,079.4	1,065.0

Funding and liquidity
Group liquidity pool (£bn)	266	327	298	237	211	226	238	232
Liquidity coverage ratio	162%	181%	186%	155%	160%	151%	156%	160%
Loan: deposit ratio	71%	70%	76%	79%	82%	82%	82%	80%

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.
2	Refer to pages 45 to 51 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,317	1,280	1,225	1,412	1,478	1,503	1,438	1,469
Net fee, commission and other income	309	270	242	292	481	343	333	308
Total income	1,626	1,550	1,467	1,704	1,959	1,846	1,771	1,777
Credit impairment charges	(170)	(233)	(583)	(481)	(190)	(101)	(230)	(191)
Net operating income	1,456	1,317	884	1,223	1,769	1,745	1,541	1,586
Operating costs	(1,134)	(1,095)	(1,018)	(1,023)	(1,023)	(952)	(1,022)	(999)
UK bank levy	(50)	-	-	-	(41)	-	-	-
Operating expenses	(1,184)	(1,095)	(1,018)	(1,023)	(1,064)	(952)	(1,022)	(999)
Litigation and conduct	4	(25)	(6)	(5)	(58)	(1,480)	(41)	(3)
Total operating expenses	(1,180)	(1,120)	(1,024)	(1,028)	(1,122)	(2,432)	(1,063)	(1,002)
Other net income/(expenses)	6	(1)	13	-	-	-	(1)	1
Profit/(loss) before tax	282	196	(127)	195	647	(687)	477	585
Attributable profit/(loss)	160	113	(123)	175	438	(907)	328	422

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.4	203.9	202.0	195.7	193.7	193.2	189.1	187.5
Total assets	289.1	294.5	287.6	267.5	257.8	257.9	259.0	253.1
Customer deposits at amortised cost	240.5	232.0	225.7	207.5	205.5	203.3	200.9	197.3
Loan: deposit ratio	89%	91%	92%	96%	96%	97%	97%	96%
Risk weighted assets	73.7	76.2	77.9	77.7	74.9	76.8	76.2	76.6
Period end allocated tangible equity	9.7	10.0	10.3	10.3	10.3	10.4	10.3	10.5

Performance measures
Return on average allocated tangible equity	6.5%	4.5%	(4.8%)	6.9%	17.0%	(34.9%)	12.7%	16.3%
Average allocated tangible equity (£bn)	9.8	10.1	10.3	10.1	10.3	10.4	10.3	10.4
Cost: income ratio	73%	72%	70%	60%	57%	132%	60%	56%
Loan loss rate (bps)	31	43	111	96	38	20	47	40
Net interest margin	2.56%	2.51%	2.48%	2.91%	3.03%	3.10%	3.05%	3.18%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	278	221	(121)	200	705	793	518	588
Attributable profit/(loss)	153	130	(118)	178	481	550	358	424
Return on average allocated tangible equity	6.2%	5.2%	(4.6%)	7.0%	18.7%	21.2%	13.9%	16.4%
Cost: income ratio	73%	71%	69%	60%	54%	52%	58%	56%

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	895	833	826	968	1,064	1,035	946	964
Barclaycard Consumer UK	354	362	367	436	533	472	497	490
Business Banking	377	355	274	300	362	339	328	323
Total income	1,626	1,550	1,467	1,704	1,959	1,846	1,771	1,777

Analysis of credit impairment (charges)/releases
Personal Banking	(68)	(48)	(130)	(134)	(71)	(36)	(36)	(52)
Barclaycard Consumer UK	(78)	(106)	(396)	(301)	(108)	(49)	(175)	(140)
Business Banking	(24)	(79)	(57)	(46)	(11)	(16)	(19)	1
Total credit impairment charges	(170)	(233)	(583)	(481)	(190)	(101)	(230)	(191)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	157.3	155.7	154.9	153.4	151.9	150.1	147.3	145.9
Barclaycard Consumer UK	9.9	10.7	11.5	13.6	14.7	14.9	15.1	15.0
Business Banking	38.2	37.5	35.6	28.7	27.1	28.2	26.7	26.6
Total loans and advances to customers at amortised cost	205.4	203.9	202.0	195.7	193.7	193.2	189.1	187.5

Analysis of customer deposits at amortised cost
Personal Banking	179.7	173.2	169.6	161.4	159.2	157.9	156.3	154.1
Barclaycard Consumer UK	0.1	0.1	0.1	-	-	-	-	-
Business Banking	60.7	58.7	56.0	46.1	46.3	45.4	44.6	43.2
Total customer deposits at amortised cost	240.5	232.0	225.7	207.5	205.5	203.3	200.9	197.3

Barclays International
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	614	823	847	998	965	1,059	1,017	900
Net trading income	1,372	1,528	1,660	2,360	929	1,110	1,016	1,144
Net fee, commission and other income	1,500	1,430	1,503	1,286	1,558	1,581	1,870	1,526
Total income	3,486	3,781	4,010	4,644	3,452	3,750	3,903	3,570
Credit impairment charges	(291)	(370)	(1,010)	(1,609)	(329)	(352)	(247)	(245)
Net operating income	3,195	3,411	3,000	3,035	3,123	3,398	3,656	3,325
Operating costs	(2,133)	(2,227)	(2,186)	(2,219)	(2,240)	(2,282)	(2,435)	(2,206)
UK bank levy	(240)	-	-	-	(174)	-	-	-
Operating expenses	(2,373)	(2,227)	(2,186)	(2,219)	(2,414)	(2,282)	(2,435)	(2,206)
Litigation and conduct	(9)	(28)	(11)	-	(86)	-	(11)	(19)
Total operating expenses	(2,382)	(2,255)	(2,197)	(2,219)	(2,500)	(2,282)	(2,446)	(2,225)
Other net income	9	9	4	6	17	21	13	18
Profit before tax	822	1,165	807	822	640	1,137	1,223	1,118
Attributable profit	441	782	468	529	397	799	832	788

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	122.7	128.0	138.1	167.0	132.8	138.1	134.8	130.9
Trading portfolio assets	127.7	122.3	109.5	101.6	113.3	119.4	120.0	117.2
Derivative financial instrument assets	301.8	295.9	306.8	341.5	228.9	286.0	243.8	217.3
Financial assets at fair value through the income statement	170.7	178.2	154.3	188.4	128.4	158.0	154.7	153.5
Cash collateral and settlement balances	97.5	121.8	130.8	153.2	79.4	112.5	101.3	97.8
Other assets	221.4	261.7	236.3	201.5	178.6	195.6	196.8	202.3
Total assets	1,041.8	1,107.9	1,075.8	1,153.2	861.4	1,009.6	951.4	919.0
Deposits at amortised cost	240.5	262.4	241.2	263.3	210.0	217.6	212.0	215.5
Derivative financial instrument liabilities	300.4	293.3	307.6	338.8	228.9	283.3	243.0	213.5
Loan: deposit ratio	51%	49%	57%	63%	63%	63%	64%	61%
Risk weighted assets	222.3	224.7	231.2	237.9	209.2	223.1	214.8	216.1
Period end allocated tangible equity	30.2	30.5	31.6	33.1	29.6	31.4	30.2	30.6

Performance measures
Return on average allocated tangible equity	5.8%	10.2%	5.6%	6.8%	5.1%	9.9%	10.7%	10.4%
Average allocated tangible equity (£bn)	30.5	30.6	33.5	31.2	30.9	32.2	31.1	30.5
Cost: income ratio	68%	60%	55%	48%	72%	61%	63%	62%
Loan loss rate (bps)	90	112	284	377	96	99	72	73
Net interest margin	3.41%	3.79%	3.43%	3.93%	4.29%	4.10%	3.91%	3.99%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	831	1,193	818	822	726	1,137	1,234	1,137
Attributable profit	450	803	476	529	461	801	840	804
Return on average allocated tangible equity	5.9%	10.5%	5.7%	6.8%	6.0%	10.0%	10.8%	10.6%
Cost: income ratio	68%	59%	55%	48%	70%	61%	62%	62%

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	812	1,000	1,468	1,858	726	816	920	902
Equities	542	691	674	564	409	494	517	467
Markets	1,354	1,691	2,142	2,422	1,135	1,310	1,437	1,369
Advisory	232	90	84	155	202	221	221	132
Equity capital markets	104	122	185	62	56	86	104	83
Debt capital markets	418	398	463	418	322	381	373	354
Banking fees	754	610	732	635	580	688	698	569
Corporate lending	186	232	61	111	202	195	216	152
Transaction banking	344	372	381	449	397	424	444	415
Corporate	530	604	442	560	599	619	660	567
Total income	2,638	2,905	3,316	3,617	2,314	2,617	2,795	2,505
Credit impairment charges	(52)	(187)	(596)	(724)	(30)	(31)	(44)	(52)
Net operating income	2,586	2,718	2,720	2,893	2,284	2,586	2,751	2,453
Operating costs	(1,603)	(1,716)	(1,680)	(1,690)	(1,691)	(1,712)	(1,860)	(1,619)
UK bank levy	(226)	-	-	-	(156)	-	-	-
Operating expenses	(1,829)	(1,716)	(1,680)	(1,690)	(1,847)	(1,712)	(1,860)	(1,619)
Litigation and conduct	2	(3)	(3)	-	(79)	(4)	(7)	(19)
Total operating expenses	(1,827)	(1,719)	(1,683)	(1,690)	(1,926)	(1,716)	(1,867)	(1,638)
Other net income	2	1	3	-	1	12	3	12
Profit before tax	761	1,000	1,040	1,203	359	882	887	827
Attributable profit	413	627	694	820	193	609	596	582

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	92.4	96.8	104.9	128.2	92.0	95.8	92.1	90.6
Trading portfolio assets	127.5	122.2	109.3	101.5	113.3	119.3	119.9	117.2
Derivative financial instruments assets	301.7	295.9	306.7	341.4	228.8	286.0	243.7	217.3
Financial assets at fair value through the income statement	170.4	177.9	153.7	187.8	127.7	157.3	154.1	152.9
Cash collateral and settlement balances	96.7	121.0	129.7	152.2	78.5	111.6	100.4	96.9
Other assets	194.9	228.9	205.5	171.4	155.3	171.5	168.1	163.2
Total assets	983.6	1,042.7	1,009.8	1,082.5	795.6	941.5	878.3	838.1
Deposits at amortised cost	175.2	195.6	173.9	198.4	146.2	152.1	145.4	151.4
Derivative financial instrument liabilities	300.3	293.2	307.6	338.7	228.9	283.2	242.9	213.5
Risk weighted assets	192.2	193.3	198.3	201.7	171.5	184.9	175.9	176.6

Performance measures
Return on average allocated tangible equity	6.3%	9.5%	9.6%	12.5%	3.0%	9.1%	9.2%	9.3%
Average allocated tangible equity (£bn)	26.3	26.4	29.0	26.2	25.8	26.9	25.8	25.1
Cost: income ratio	69%	59%	51%	47%	83%	66%	67%	65%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	759	1,003	1,043	1,203	438	886	894	846
Attributable profit	411	629	696	820	251	614	601	598
Return on average allocated tangible equity	6.2%	9.5%	9.6%	12.5%	3.9%	9.2%	9.3%	9.5%
Cost: income ratio	69%	59%	51%	47%	80%	65%	67%	65%

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	504	518	513	663	717	720	720	665
Net fee, commission, trading and other income	344	358	181	364	421	413	388	400
Total income	848	876	694	1,027	1,138	1,133	1,108	1,065
Credit impairment charges	(239)	(183)	(414)	(885)	(299)	(321)	(203)	(193)
Net operating income	609	693	280	142	839	812	905	872
Operating costs	(530)	(511)	(506)	(529)	(549)	(570)	(575)	(587)
UK bank levy	(14)	-	-	-	(18)	-	-	-
Operating expenses	(544)	(511)	(506)	(529)	(567)	(570)	(575)	(587)
Litigation and conduct	(11)	(25)	(8)	-	(7)	4	(4)	-
Total operating expenses	(555)	(536)	(514)	(529)	(574)	(566)	(579)	(587)
Other net income	7	8	1	6	16	9	10	6
Profit/(loss) before tax	61	165	(233)	(381)	281	255	336	291
Attributable profit/(loss)	28	155	(226)	(291)	204	190	236	206

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	30.3	31.2	33.2	38.8	40.8	42.3	42.7	40.3
Total assets	58.2	65.2	66.0	70.7	65.8	68.1	73.1	80.9
Deposits at amortised cost	65.3	66.8	67.3	64.9	63.8	65.5	66.6	64.1
Risk weighted assets	30.1	31.4	32.9	36.2	37.7	38.2	38.9	39.5

Performance measures
Return on average allocated tangible equity	2.7%	14.7%	(20.2%)	(23.5%)	15.9%	14.2%	17.8%	15.4%
Average allocated tangible equity (£bn)	4.2	4.2	4.5	5.0	5.1	5.3	5.3	5.4
Cost: income ratio	65%	61%	74%	52%	50%	50%	52%	55%
Loan loss rate (bps)	286	211	455	846	273	283	180	182

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	72	190	(225)	(381)	288	251	340	291
Attributable profit/(loss)	39	174	(220)	(291)	210	187	239	206
Return on average allocated tangible equity	3.8%	16.5%	(19.6%)	(23.5%)	16.3%	14.0%	18.0%	15.4%
Cost: income ratio	64%	58%	73%	52%	50%	50%	52%	55%

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(86)	(48)	(180)	(79)	(99)	(117)	(95)	(111)
Net fee, commission and other income	(85)	(79)	41	14	(11)	62	(41)	16
Total income	(171)	(127)	(139)	(65)	(110)	(55)	(136)	(95)
Credit impairment charges	(31)	(5)	(30)	(25)	(4)	(8)	(3)	(12)
Net operating expenses	(202)	(132)	(169)	(90)	(114)	(63)	(139)	(107)
Operating costs	(213)	(69)	(106)	(11)	(45)	(59)	(44)	(52)
UK bank levy	(9)	-	-	-	(11)	-	-	-
Operating expenses	(222)	(69)	(106)	(11)	(56)	(59)	(44)	(52)
Litigation and conduct	(42)	(23)	(3)	(5)	(23)	(88)	(1)	(39)
Total operating expenses	(264)	(92)	(109)	(16)	(79)	(147)	(45)	(91)
Other net income/(expenses)	8	10	(43)	2	3	6	15	(22)
Loss before tax	(458)	(214)	(321)	(104)	(190)	(204)	(169)	(220)
Attributable loss	(381)	(284)	(255)	(99)	(154)	(184)	(126)	(172)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.6	19.3	21.7	23.6	21.0	22.9	22.4	21.4
Risk weighted assets	10.2	9.8	9.9	10.0	11.0	13.4	28.1	27.0
Period end allocated tangible equity	6.8	7.1	7.4	6.0	5.6	5.5	7.0	4.5

Performance measures
Average allocated tangible equity (£bn)	7.3	7.6	6.4	5.6	5.2	5.8	4.8	4.3

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(416)	(191)	(318)	(99)	(167)	(116)	(168)	(181)
Attributable loss	(343)	(265)	(252)	(103)	(139)	(118)	(124)	(144)

1	Refer to pages 65 to 74 for further information and calculations of performance measures excluding litigation and conduct.

Performance Management

Margins and balances
	Year ended 31.12.20			Year ended 31.12.19
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,234	200,317	2.61	5,888	190,849	3.09
Barclays International1,2	3,382	92,909	3.64	4,021	98,824	4.07
Total Barclays UK and Barclays International	8,616	293,226	2.94	9,909	289,673	3.42
Other3	(494)			(502)
Total Barclays Group	8,122			9,407

1	Barclays International margins include IEL balances within the investment banking business.
2
Barclays has amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market. From Q420 onwards, the full note coupon is presented as interest expense within net interest income. The financial guarantee element of the coupon, for these notes, had previously been recognised in net investment income. The reclassification of £99m in Q4 included £74m related to Q320 YTD. This has caused a reduction in the 2020 Barclays International and Total Barclays UK and Barclays International NIMs of 0.11% and 0.03% respectively. Had the equivalent 2019 interest expense been recognised in net interest income, the Barclays International and Total Barclays UK and Barclays International NIMs would have been 4.04% and 3.41% respectively.

3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group NIM decreased 48bps to 2.94%. Barclays UK NIM decreased 48bps to 2.61% reflecting the impact of lower UK interest rates, COVID-19 customer support actions, as well as the mix impact of strong mortgage growth and lower unsecured lending balances. Barclays International NIM decreased 43bps to 3.64% mainly reflecting lower cards balances.

The Group’s combined product and equity structural hedge notional as at 31 December 2020 was £188bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £1.7bn (2019: £1.8bn) and net structural hedge contributions of £1.2bn (2019: £0.5bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.20	£m	£m	%
Barclays UK	1,317	204,315	2.56
Barclays International1,2	696	81,312	3.41
Total Barclays UK and Barclays International	2,013	285,627	2.80

Three months ended 30.09.20
Barclays UK	1,280	203,089	2.51
Barclays International1	838	88,032	3.79
Total Barclays UK and Barclays International	2,118	291,121	2.89

Three months ended 30.06.20
Barclays UK	1,225	199,039	2.48
Barclays International1	868	101,706	3.43
Total Barclays UK and Barclays International	2,093	300,745	2.80

Three months ended 31.03.20
Barclays UK	1,412	195,204	2.91
Barclays International1	980	100,171	3.93
Total Barclays UK and Barclays International	2,392	295,375	3.26

Three months ended 31.12.19
Barclays UK	1,478	193,610	3.03
Barclays International1	1,036	95,819	4.29
Total Barclays UK and Barclays International	2,514	289,429	3.45

1	Barclays International margins include interest earning lending balances within the investment banking business.
2
The aforementioned reclassification of expense from net investment income to net interest income has resulted in 0.48% reduction on the Q420 Barclays International NIM and 0.14% reduction on the Q420 Total Barclays UK and Barclays International NIM.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. Refer to the Remuneration Report on pages 108-142 of the Barclays PLC Annual Report 2020 for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended	Year ended
	31.12.20	31.12.19
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,090	1,058	(3)
Deferred bonus	490	432	(13)
Total incentive awards granted	1,580	1,490	(6)

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(335)	(293)	(14)
Add: current year charges for deferred bonuses from previous years	293	308	5
Other differences between incentive awards granted and income statement charge	(34)	(48)	29
Income statement charge for performance costs	1,504	1,457	(3)

Other income statement charges:
Salaries	4,322	4,332	-
Social security costs	613	573	(7)
Post-retirement benefits1	519	501	(4)
Other compensation costs	479	480	-
Total compensation costs2	7,437	7,343	(1)

Other resourcing costs:
Outsourcing	342	433	21
Redundancy and restructuring	102	132	23
Temporary staff costs	102	256	60
Other	114	151	25
Total other resourcing costs	660	972	32

Total staff costs	8,097	8,315	3

Group compensation costs as a % of total income	34.2	33.9
Group staff costs as a % of total income	37.2	38.4

1	Post-retirement benefits charge includes £279m (2019: £270m) in respect of defined contribution schemes and £240m (2019: £231m) in respect of defined benefit schemes.
2	£451m (2019: £439m) of Group compensation was capitalised as internally generated software.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual		Expected1,2
	Year ended	Year ended	Year ended	2022 and
	31.12.19	31.12.20	31.12.21	beyond
	£m	£m	£m	£m
Deferred bonuses from 2017 and earlier bonus pools	141	49	6	1
Deferred bonuses from 2018 bonus pool	169	109	48	9
Deferred bonuses from 2019 bonus pool	137	135	82	51
Deferred bonuses from 2020 bonus pool	-	155	148	136
Income statement charge for deferred bonuses	447	448	284	197

1	The actual amount charged depends upon whether conditions have been met and may vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2021 and beyond.

Charging of deferred bonus profile1
Grant date	Expected payment date(s)2	Year	Income statement charge profile of 2020 awards3,4
March 2021		2020	35%
		2021	34%
	March 2022 (33.3%)	2022	21%
	March 2023 (33.3%)	2023	9%
	March 2024 (33.3%)	2024	1%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to 5- or 7-year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.
4	Income statement charge profile % disclosed as a percentage of the award excluding lapse.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the Group are identified in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; conduct risk; reputation risk; model risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2020 or online at home.barclays/annualreport.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit risk overview

The impact of the COVID-19 pandemic has increased the level of judgement that management has been required to exercise over the course of 2020. Customer and client default rates have remained relatively stable despite the impact of the pandemic and volatile macroeconomic environment. In retail cards, credit profiles improved or were stable versus pre-pandemic levels as a result of government support measures and customer deleveraging. In wholesale, furlough and liquidity funding schemes are supporting businesses through the pandemic, with limited credit deterioration. This lack of deterioration, combined in some cases with improving economics, is leading to large scale credit loss stock releases on a modelled basis in pockets of the portfolio. Given this backdrop, management has applied COVID-19 specific adjustments to modelled outputs to ensure the full potential impacts of stress are provided for. These adjustments address the temporary nature of ongoing government support, the uncertainty in relation to the timing of stress and the degree to which economic consensus has yet captured the range of economic uncertainty, particularly in the UK.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 December 2020. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 December 2020.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International1	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International1	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	-	33	603	-	-	31	31	572
Total Barclays Group wholesale2	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts3	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total4	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

	As at 31.12.20				Year ended 31.12.20
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.3	42.0	1.7		1,070		59
Barclays International1	1.9	24.2	60.5	10.3		1,680		589
Head Office	0.1	7.1	45.0	7.5		91		156
Total Barclays Group retail	0.4	9.6	49.1	3.0		2,841		133
Barclays UK	-	3.0	10.3	0.7		154		41
Barclays International1	0.4	3.3	37.8	1.7		914		93
Head Office	-	-	93.9	5.1		-		-
Total Barclays Group wholesale2	0.3	3.2	29.3	1.4		1,068		78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4		3,909		111
Off-balance sheet loan commitments and financial guarantee contracts3	0.1	1.4	2.1	0.3		776
Other financial assets subject to impairment4						153
Total5	0.2	4.2	33.4	1.4		4,838

1	Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
2
Includes Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans on page 29 in the Loans and advances at amortised cost by product disclosure.

3	Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn stage 1 assets, £9m on £4.4bn stage 2 fair value through other comprehensive income assets, other assets, cash collateral and settlement balances and £145m on £154m stage 3 other assets.

5	The loan loss rate is 138bps after applying the total impairment charge of £4,838m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	143,097	23,198	2,446	168,741	198	1,277	974	2,449	166,292
Barclays International	27,886	4,026	1,875	33,787	352	774	1,359	2,485	31,302
Head Office	4,803	500	826	6,129	5	36	305	346	5,783
Total Barclays Group retail	175,786	27,724	5,147	208,657	555	2,087	2,638	5,280	203,377
Barclays UK	27,891	2,397	1,124	31,412	16	38	108	162	31,250
Barclays International	92,615	8,113	1,615	102,343	136	248	447	831	101,512
Head Office	2,974	-	37	3,011	-	-	35	35	2,976
Total Barclays Group wholesale1	123,480	10,510	2,776	136,766	152	286	590	1,028	135,738
Total loans and advances at amortised cost	299,266	38,234	7,923	345,423	707	2,373	3,228	6,308	339,115
Off-balance sheet loan commitments and financial guarantee contracts2	321,140	19,185	935	341,260	97	170	55	322	340,938
Total3	620,406	57,419	8,858	686,683	804	2,543	3,283	6,630	680,053

	As at 31.12.19				Year ended 31.12.19
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m			bps
Barclays UK	0.1	5.5	39.8	1.5		661		39
Barclays International	1.3	19.2	72.5	7.4		999		296
Head Office	0.1	7.2	36.9	5.6		27		44
Total Barclays Group retail	0.3	7.5	51.3	2.5		1,687		81
Barclays UK	0.1	1.6	9.6	0.5		33		11
Barclays International	0.1	3.1	27.7	0.8		113		11
Head Office	-	-	94.6	1.2		-		-
Total Barclays Group wholesale1	0.1	2.7	21.3	0.8		146		11
Total loans and advances at amortised cost	0.2	6.2	40.7	1.8		1,833		53
Off-balance sheet loan commitments and financial guarantee contracts2	-	0.9	5.9	0.1		71
Other financial assets subject to impairment3						8
Total4	0.1	4.4	37.1	1.0		1,912

1
Includes Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £6,434m of balances reported as wholesale loans on page 29 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £17.7bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £149.3bn and impairment allowance of £24m. This comprises £12m ECL on £148.5bn stage 1 assets, £2m on £0.8bn stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £10m on £10m stage 3 other assets.

4	The loan loss rate is 55bps after applying the total impairment charge of £1,912m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.12.20	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4

As at 31.12.19
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	135,713	14,733	1,585	725	17,043	2,155	154,911
Credit cards, unsecured loans and other retail lending	46,012	9,759	496	504	10,759	3,409	60,180
Wholesale loans	117,541	9,374	374	684	10,432	2,359	130,332
Total	299,266	33,866	2,455	1,913	38,234	7,923	345,423

Impairment allowance
Home loans	22	37	14	13	64	346	432
Credit cards, unsecured loans and other retail lending	542	1,597	159	251	2,007	2,335	4,884
Wholesale loans	143	284	9	9	302	547	992
Total	707	1,918	182	273	2,373	3,228	6,308

Net exposure
Home loans	135,691	14,696	1,571	712	16,979	1,809	154,479
Credit cards, unsecured loans and other retail lending	45,470	8,162	337	253	8,752	1,074	55,296
Wholesale loans	117,398	9,090	365	675	10,130	1,812	129,340
Total	298,559	31,948	2,273	1,640	35,861	4,695	339,115

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.8	0.4	16.1	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.4	32.1	49.8	18.7	68.5	8.1
Wholesale loans	0.1	3.0	2.4	1.3	2.9	23.2	0.8
Total	0.2	5.7	7.4	14.3	6.2	40.7	1.8

Loans and advances at amortised cost by selected sectors

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance, with gross exposure and stage allocation for selected industry sectors within the wholesale loans portfolio. The industry sectors have been selected based upon the level of management focus they have received following the onset of the COVID-19 pandemic.

The gross loans and advances to these sectors have increased over the year as a result of additional drawdowns on committed credit lines provided by the bank. Overall limits and exposures have remained broadly stable over the year whilst provisions have increased in light of the heightened stress. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against systemic losses.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	367	525	56	948	9	27	23	59
Hospitality and leisure	4,440	2,387	313	7,140	53	115	61	229
Oil and gas	1,754	854	465	3,073	31	27	140	198
Retail	3,907	1,153	283	5,343	78	51	108	237
Shipping	308	389	12	709	2	30	1	33
Transportation	1,148	253	125	1,526	19	10	57	86
Total	11,924	5,561	1,254	18,739	192	260	390	842
Total of Wholesale exposures	10%	26%	35%	13%	60%	37%	37%	40%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.19	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	194	31	26	251	-	-	24	24
Hospitality and leisure	4,321	851	199	5,371	8	18	29	55
Oil and gas	2,539	612	136	3,287	8	24	47	79
Retail	3,395	777	207	4,379	11	24	85	120
Shipping	357	52	7	416	1	-	3	4
Transportation	873	82	89	1,044	5	5	54	64
Total	11,679	2,405	664	14,748	33	71	242	346
Total of Wholesale exposures	10%	23%	28%	11%	23%	24%	44%	35%

A £0.2bn adjustment has been applied to selected sectors in Stage 1 to increase the ECL coverage on these names in line with the average Stage 2 coverage of the respective sector. This adjustment is materially in response to the increased stress in these sectors not captured through the ECL models. An additional £0.1bn adjustment is held against undrawn exposure which does not appear in the table.

The coverage ratio for selected sectors has increased from 2.3% as at 31 December 2019 to 4.5% as at 31 December 2020.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month ECL, lifetime ECL and credit-impaired is included in the Barclays PLC Annual Report 2020 on page 296. Transfers between stages in the table have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2020	135,713	22	17,043	64	2,155	346	154,911	432
Transfers from Stage 1 to Stage 2	(8,724)	(1)	8,724	1	-	-	-	-
Transfers from Stage 2 to Stage 1	4,618	14	(4,618)	(14)	-	-	-	-
Transfers to Stage 3	(308)	-	(420)	(10)	728	10	-	-
Transfers from Stage 3	47	1	219	2	(266)	(3)	-	-
Business activity in the year	22,548	7	714	2	4	-	23,266	9
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6,195)	(9)	(841)	42	(57)	105	(7,093)	138
Final repayments	(9,060)	(1)	(1,509)	(3)	(308)	(15)	(10,877)	(19)
Disposals3	-	-	-	-	-	-	-	-
Write-offs4	-	-	-	-	(22)	(22)	(22)	(22)
As at 31 December 20205	138,639	33	19,312	84	2,234	421	160,185	538

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	46,012	542	10,759	2,007	3,409	2,335	60,180	4,884
Transfers from Stage 1 to Stage 2	(6,571)	(134)	6,571	134	-	-	-	-
Transfers from Stage 2 to Stage 1	3,080	482	(3,080)	(482)	-	-	-	-
Transfers to Stage 3	(712)	(25)	(1,162)	(398)	1,874	423	-	-
Transfers from Stage 3	76	39	67	12	(143)	(51)	-	-
Business activity in the year	5,598	67	324	83	59	28	5,981	178
Changes to models used for calculation1	-	13	-	296	-	-	-	309
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes2	(9,678)	(229)	(2,706)	1,174	(10)	1,353	(12,394)	2,298
Final repayments	(3,291)	(67)	(270)	(37)	(204)	(84)	(3,765)	(188)
Disposals3	(1,493)	(8)	(183)	(20)	(204)	(144)	(1,880)	(172)
Write-offs4	-	-	-	-	(1,609)	(1,609)	(1,609)	(1,609)
As at 31 December 20205	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700

1
Changes to models used for calculation include a £309m adjustment which largely represents model remediation to correct for over recovery of debt in UK unsecured lending. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

2
Transfers and risk parameter changes has seen an ECL increase which is materially driven by stage migration in response to the macroeconomic scenario updates, partially offset by a net release in ECL of £0.6bn due to a reclassification of £2bn gross loans and advances from Stage 2 to Stage 1 in credit cards and unsecured loans. The reclassification followed a review of back-testing of results which indicated that origination probability of default characteristics were unnecessarily moving stage 1 accounts into stage 2.

3
The £1.9bn disposals reported within Credit cards, unsecured loans and other retail lending portfolio include £1.7bn sale of motor financing business within the Barclays Partner Finance business and £0.2bn relate to debt sales undertaken during the year. The £2.4bn disposal reported within Wholesale loans include sale of debt securities as part of Group Treasury Operations.

4
In 2020, gross write-offs amounted to £1,964m (2019: £1,883m) and post write-off recoveries amounted to £35m (2019: £124m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,929m (2019: £1,759m).

5
Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn (December 2019: £149.3bn) and impairment allowance of £175.7m (December 2019: £24m). This comprises £11m ECL (December 2019: £12m) on £175.7bn Stage 1 assets (December 2019: £148.5m), £9m (December 2019: £2m) on £4.4bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2019: £0.8bn) and £145m (December 2019: £10m) on £154m Stage 3 other assets (December 2019: £10m).

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2020	117,541	143	10,432	302	2,359	547	130,332	992
Transfers from Stage 1 to Stage 2	(12,531)	(35)	12,531	35	-	-	-	-
Transfers from Stage 2 to Stage 1	4,121	40	(4,121)	(40)	-	-	-	-
Transfers to Stage 3	(1,137)	(4)	(875)	(58)	2,012	62	-	-
Transfers from Stage 3	471	22	247	13	(718)	(35)	-	-
Business activity in the year	27,863	46	2,336	149	634	85	30,833	280
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	13,828	130	3,811	339	(64)	799	17,575	1,268
Final repayments	(28,458)	(22)	(2,977)	(29)	(299)	(59)	(31,734)	(110)
Disposals1	(2,394)	-	(10)	-	-	-	(2,404)	-
Write-offs2	-	-	-	-	(333)	(333)	(333)	(333)
As at 31 December 20203	119,304	320	21,374	711	3,591	1,066	144,269	2,097

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								128
Credit cards, unsecured loans and other retail lending								2,597
Wholesale loans								1,438
ECL movement excluding assets derecognised due to disposals and write-offs								4,163
Recoveries and reimbursements4								(399)
Exchange and other adjustments5								145
Impairment charge on loan commitments and other financial guarantees								776
Impairment charge on other financial assets3								153
As at 31 December 2020								4,838

1
The £1.9bn disposals reported within Credit cards, unsecured loans and other retail lending portfolio include £1.7bn sale of motor financing business within the Barclays Partner Finance business and £0.2bn relate to debt sales undertaken during the year. The £2.4bn disposal reported within Wholesale loans include sale of debt securities as part of Group Treasury Operations.

2
In 2020, gross write-offs amounted to £1,964m (2019: £1,883m) and post write-off recoveries amounted to £35m (2019: £124m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,929m (2019: £1,759m).

3
Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn (December 2019: £149.3bn) and impairment allowance of £175.7m (December 2019: £24m). This comprises £11m ECL (December 2019: £12m) on £175.7bn Stage 1 assets (December 2019: £148.5m), £9m (December 2019: £2m) on £4.4bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2019: £0.8bn) and £145m (December 2019: £10m) on £154m Stage 3 other assets (December 2019: £10m).

4
Recoveries and reimbursements includes £364m for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain loans assets with third parties. Cash recoveries of previously written off amounts to £35m.

5	Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2020	9,542	-	500	-	4	-	10,046	-
Net transfers between stages	(82)	-	78	-	4	-	-	-
Business activity in the year	7,975	-	-	-	-	-	7,975	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(5,332)	-	(27)	-	(2)	-	(5,361)	-
Limit management and final repayments	(242)	-	(35)	-	(1)	-	(278)	-
As at 31 December 2020	11,861	-	516	-	5	-	12,382	-

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	125,759	35	6,238	71	250	14	132,247	120
Net transfers between stages	(5,477)	43	4,725	(40)	752	(3)	-	-
Business activity in the year	5,214	2	158	3	2	1	5,374	6
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,298	(22)	1,636	272	(671)	15	2,263	265
Limit management and final repayments	(12,423)	(3)	(640)	(1)	(104)	(4)	(13,167)	(8)
As at 31 December 2020	114,371	55	12,117	305	229	23	126,717	383

Wholesale loans
As at 1 January 2020	185,839	62	12,447	99	681	41	198,967	202
Net transfers between stages	(28,325)	67	27,319	(72)	1,006	5	-	-
Business activity in the year	42,917	32	4,708	102	774	2	48,399	136
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	13,637	47	(44)	338	(69)	(20)	13,524	365
Limit management and final repayments	(50,361)	(7)	(4,172)	(14)	(296)	(1)	(54,829)	(22)
As at 31 December 2020	163,707	201	40,258	453	2,096	27	206,061	681

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Total management adjustments to impairment allowance are presented by product below.

Management adjustments to models for impairment1
	2020		2019
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances2
As at 31 December	£m	%	£m	%
Home loans	131	24.3	57	13.2
Credit cards, unsecured loans and other retail lending	1,234	20.3	308	6.2
Wholesale loans	23	0.8	(25)	(2.1)
Total	1,388	14.8	340	5.1

Management adjustments to models for impairment charges1
	Impairment allowance pre management adjustments3	Economic uncertainty adjustments	Other adjustments	Total impairment allowance
As at 31 December 2020	£m	£m	£m	£m
Home loans	407	21	110	538
Credit cards, unsecured loans and other retail lending	4,849	1,625	(391)	6,083
Wholesale loans	2,755	421	(398)	2,778
Total	8,011	2,067	(679)	9,399

1	Positive values relate to an increase in impairment allowance.
2	The 2019 comparative figures have been restated to include impairment allowances on both drawn and undrawn exposures.
3	Includes £6.8bn of modelled ECL, £0.9bn of individually assessed impairments and £0.3bn ECL from non-modelled exposures.

Economic uncertainty adjustments:

The pandemic impacted the global economy throughout 2020 and macroeconomic forecasts indicate longer-term impacts will result in higher unemployment levels and customer and client stress. However, to date, little real credit deterioration has occurred, largely as a result of government and bank support. Observed 30-day arrears rates in consumer loans in particular have remained stable in both US cards (2020: 2.5%; 2019: 2.7%) and UK cards (2020: 1.7%; 2019: 1.7%). A similar phenomenon is observed in wholesale, where the average risk profile of the portfolio has broadly remained stable during the year and has not deteriorated in line with the macroeconomic crisis.

Given this backdrop, management has applied COVID-19 specific adjustments to modelled outputs to ensure the full potential impacts of stress are provided for. These adjustments address the temporary nature of ongoing government support, the uncertainty in relation to the timing of stress and the degree to which economic consensus has not yet captured the range of economic uncertainty.

The COVID-19 adjustments of £2.1bn broadly comprised the following:

●
Use of expert judgement to adjust the probability of default £0.7bn to pre-COVID levels to reflect the impact of temporary support measures on underlying customer behaviour, partially offset by government guarantees £(0.1)bn which are materially against BBLs;

●	Adjusting macroeconomic variables deemed temporarily influenced by support measures, enabling models to consume the expected stress £1.2bn;
●
A £0.3bn adjustment has been applied to selected sectors in Stage 1 to increase the ECL coverage on these names in line with the average Stage 2 coverage of the respective sector. This adjustment is materially in response to the increased stress in these sectors not captured through the ECL models.

Other adjustments

Home loans: The low average LTV nature of the UK Home Loans portfolio means that modelled ECL estimates are low in all but the most severe economic scenarios. An adjustment is held to maintain an appropriate level of ECL.

Credit cards, unsecured loans and other retail lending: Transfers and risk parameters changes include a net release in ECL of £0.6bn due to a reclassification of £2bn gross loans and advances from Stage 2 to Stage 1 in credit cards and unsecured loans. The reclassification followed a review of back-testing of results which indicated that origination probability of default characteristics were unnecessarily moving Stage 1 accounts into Stage 2.

Wholesale loans: Adjustments include a release in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts and a correction to Corporate and Investment Bank ECL to adjust for model inaccuracies informed by back-testing.

Management adjustments of £340m in 2019 largely comprises a £210m PMA to compensate for over-recovery of debt in UK unsecured lending, and subsequently fixed within the underlying model; and £150m for UK economic uncertainty, now subsumed within managements broader approach to economic uncertainty.

Measurement uncertainty

The measurement of ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk.

The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s stress scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to reflect upside risks to the Baseline scenario to the extent that is broadly consistent with recent favourable benchmark scenarios. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight economic variables, (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.

Scenarios used to calculate the Group’s ECL charge were reviewed and updated regularly throughout 2020, following the outbreak of the COVID-19 pandemic in the first quarter. The current Baseline scenario reflects the latest consensus economic forecasts with unemployment continuing to decrease in the US and peaking at Q221 in the UK followed by a steady decline. In the downside scenarios, an economic downturn in early 2021 in the UK and the US begins to recover later in the year, with unemployment increasing to the end of 2021. In the upside scenarios, the strong rebound in UK and US GDP continues into 2021, following the bounce-back in growth in Q320 and, subsequently, the projections stay above the year on year growth rates seen in the Baseline for a prolonged period of time before finally reverting to the long term run rate. This reflects the assumption of approved vaccines being successfully rolled out throughout 2021 and pent up savings being deployed into a more certain consumer environment to drive significant growth. Scenario weights have been updated to reflect the latest economics.

As a result of government and bank support measures, significant credit deterioration has not yet occurred. This delay increases uncertainty on the timing of the stress and the realisation of defaults. Management has applied COVID-19 specific adjustments to modelled outputs to reflect the temporary nature of ongoing government support, the uncertainty in relation to the timing of stress and the degree to which economic consensus has yet captured the range of economic uncertainty, particularly in the UK. As a result, ECL is higher than would be the case if it were based on the forecast economic scenarios alone.

Scenario weights

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the five scenarios. The methodology works such that the Baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the Baseline; the further from the Baseline, the smaller the weight. This is reflected in the table below where the probability weights of the scenarios are shown. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The range of forecast paths generated in the calculation of the weights at 31 December 2020 is much wider than in previous periods due to the uncertainty caused by COVID-19, thus the Upside and Downside scenarios are closer to the Baseline resulting in a more even distribution of weights than at 31 December 2019.

The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures, as well as the longer term effectiveness of central bank, government and other support measures.

The tables below show the key consensus macroeconomic variables used in the baseline scenario (3 year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. 5-year average tables and movement over time graphs provide additional transparency.

Annual paths show quarterly averages for the year (unemployment and base rate) or change in the year (GDP and HPI). Expected worst point is the most negative quarter in the relevant 3 year period, which is calculated relative to the start point for GDP and HPI.

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	Expected Worst Point
As at 31.12.20%		%	%	%
UK GDP1	6.3	3.3	2.6	1.2
UK unemployment2	6.7	6.4	5.8	7.4
UK HPI3	2.4	2.3	5.0	0.6
UK bank rate	-	(0.1)	-	(0.1)
US GDP1	3.9	3.1	2.9	1.0
US unemployment4	6.9	5.7	5.6	7.5
US HPI5	2.8	4.7	4.7	0.7
US federal funds rate	0.3	0.3	0.3	0.3

	2020	2021	2022	Expected Worst Point
As at 31.12.19%		%	%	%
UK GDP1	1.3	1.5	1.6	0.3
UK unemployment2	4.1	4.2	4.2	4.2
UK HPI3	1.9	3.1	3.6	0.3
UK bank rate	0.6	0.5	0.8	0.5
US GDP1	2.1	1.9	1.9	0.5
US unemployment4	3.6	3.9	4.0	4.0
US HPI5	3.4	2.9	2.8	1.0
US federal funds rate	1.7	1.5	1.7	1.5

1	Average Real GDP seasonally adjusted change in year; expected worst point is the minimum growth relative to Q420 (2019: Q419) based on a 12 quarter period.
2	Average UK unemployment rate 16-year+; expected worst point is the highest rate in the 12 quarter period starting Q121 (2019: Q120).
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end; worst point is based on minimum growth relative to Q420 (2019: Q419) based on a 12 quarter period.
4	Average US civilian unemployment rate 16-year+; expected worst point is the highest rate in the 12 quarter period starting Q121 (2019: Q120).
5	Change in year end US HPI = FHFA house price index, relative to prior year end; worst point is based on minimum growth relative to Q420 (2019: Q419) based on a 12 quarter period.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4
As at 31.12.19
Scenario probability weighting	10.1	23.1	40.8	22.7	3.3

Specific bases shows the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.20%		%	%	%	%
UK GDP2	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment3	4.0	4.0	5.7	8.4	10.1
UK HPI4	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate3	0.1	0.1	-	0.6	0.6
US GDP2	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment3	3.8	3.8	6.4	13.0	13.7
US HPI4	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate3	0.1	0.1	0.3	1.3	1.3

As at 31.12.19
UK GDP2	15.4	11.7	1.5	0.2	(4.6)
UK unemployment3	3.4	3.8	4.1	5.8	8.8
UK HPI4	41.1	28.8	2.8	(6.3)	(31.1)
UK bank rate3	0.5	0.5	0.7	2.8	4.0
US GDP2	17.9	14.9	2.1	0.5	(3.0)
US unemployment3	3.0	3.5	3.9	5.4	8.5
US HPI4	35.8	23.7	3.2	0.3	(16.7)
US federal funds rate3	1.5	1.5	1.8	3.0	3.5

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.20%		%	%	%	%
UK GDP5	2.5	1.6	0.7	0.1	(0.9)
UK unemployment6	5.0	5.3	5.7	6.5	7.2
UK HPI7	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate6	0.3	0.2	-	-	(0.1)
US GDP5	2.9	2.4	1.6	0.8	0.1
US unemployment6	5.3	5.7	6.4	8.3	10.4
US HPI7	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate6	0.5	0.5	0.3	0.3	0.3

As at 31.12.19
UK GDP5	2.9	2.2	1.5	0.8	(0.6)
UK unemployment6	3.6	3.9	4.1	5.1	7.0
UK HPI7	7.1	5.2	2.8	(1.1)	(6.9)
UK bank rate6	0.6	0.6	0.7	2.1	3.1
US GDP5	3.4	2.9	2.1	1.3	(0.1)
US unemployment6	3.2	3.7	3.9	4.7	6.6
US HPI7	6.3	4.3	3.2	1.6	(3.4)
US federal funds rate6	1.7	1.7	1.8	2.8	3.2

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index.

2
Maximum growth relative to Q419 (2019: Q418), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q419 (2019: Q418), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in Upside scenarios; 5-year average in Baseline; highest quarter in Downside scenarios. Period based on 20 quarters from Q120 (2019: Q119).
4
Maximum growth relative to Q419 (2019: Q418), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q419 (2019: Q418), based on 20 quarter period in Downside scenarios.

5	5-year yearly average CAGR, starting 2019 (2019: 2018).
6	5-year average. Period based on 20 quarters from Q120 (2019: Q119).
7	5-year quarter end CAGR, starting Q419 (2019: Q418).

2019 data presented on a revised, simplified basis for ease of comparison.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 93% (December 2019: 92%) of the Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 31.12.20	As at 31.12.19
Gross loans and advances (£m)	148,343	143,259
90 day arrears rate, excluding recovery book (%)	0.2	0.2
Annualised gross charge-off rate - 180 days past due (%)	0.6	0.6
Recovery book proportion of outstanding balances (%)	0.6	0.5
Recovery book impairment coverage ratio (%)1	3.2	5.2

Average marked to market LTV
Balance weighted (%)	50.7	51.1
Valuation weighted (%)1	37.6	37.9

New lending	Year ended 31.12.20	Year ended 31.12.19
New home loan completions (£m)	22,776	25,530
New home loans proportion > 90% LTV (%)	2.6	4.2
Average LTV on new home loans: balance weighted (%)	67.5	67.9
Average LTV on new home loans: valuation weighted (%)1	59.6	59.8

Home loans principal portfolios – distribution of balances by LTV2

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31.12.20
<=75%	75.7	11.6	0.6	87.9	17.9	15.0	19.0	51.9	-	0.1	1.8	-
>75% and <=90%	10.8	0.8	-	11.6	9.7	14.8	7.6	32.1	0.1	1.2	16.0	0.2
>90% and <=100%	0.4	-	-	0.4	0.8	1.5	2.2	4.5	0.1	2.6	35.7	0.7
>100%	0.1	-	-	0.1	0.7	3.4	7.4	11.5	0.7	10.3	69.1	8.0
As at 31.12.19
<=75%	76.0	10.7	0.7	87.4	4.2	15.4	28.5	48.1	-	0.1	2.2	-
>75% and <=90%	10.4	0.7	-	11.1	2.7	11.5	12.6	26.8	-	0.9	19.7	0.1
>90% and <=100%	1.3	0.1	-	1.4	0.8	2.5	4.9	8.2	-	1.8	54.4	0.3
>100%	0.1	-	-	0.1	0.2	4.1	12.6	16.9	0.2	8.7	107.4	9.0

1	2019 numbers have been restated to factor in Wealth accounts to align with 2020 figures.
2	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2020.

New bookings reduced by 10.8% with a decrease in new flows across both portfolios: 6.1% decrease in owner occupied and 34.8% decrease in the BTL portfolio. This decrease was driven by supply and demand effects of the COVID-19 pandemic. Demand was impacted by a significant shrinking of the market in Q2 although this was partially offset by a resurgent Q3 and Q4. High LTV supply was reduced by credit management actions.

During 2020, a total of 128k payment holidays were provided to customers. At 31 December 2020, the book value of the portfolio where payment holidays remain in place was £2.2bn, representing 1.5% of the portfolio.

Head Office: Italian home loans and advances at amortised cost reduced to £5.7bn (2019: £6.0bn) and continue to run-off since new bookings ceased in 2016. The portfolio is secured on residential property with an average balance weighted mark to market LTV of 62.1% (2019: 64.4%). 90-day arrears remained broadly stable at 1.7% (2019: 1.8%) and gross charge-off rate increased to 1.0% (2019: 0.8%). At 31 December 2020, the book value of the portfolio where payment holidays remain in place was £181.7m, representing 3.2% of the portfolio.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 84% (December 2019: 87%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.20	£m	%	%	%	%
Barclays UK
UK cards	11,911	1.7	0.8	2.9	2.9
UK personal loans	4,591	2.3	1.2	3.4	3.1
Barclays Partner Finance1	2,469	0.5	0.3	1.1	1.1
Barclays International
US cards	16,845	2.5	1.4	5.6	5.6
Germany consumer lending	3,458	1.9	0.8	1.2	1.1

As at 31.12.19
Barclays UK
UK cards	16,457	1.7	0.8	1.6	1.6
UK personal loans	6,139	2.1	1.0	3.2	2.9
Barclays International
US cards	22,041	2.7	1.4	4.5	4.4
Barclays Partner Finance1	4,134	0.9	0.3	1.7	1.7
Germany consumer lending2	3,683	1.8	0.7	1.1	1.0

1	On 1 April 2020, the Barclays Partner Finance business moved from Barclays International to Barclays UK. The 2019 comparative figures have not been restated.
2	2019 Germany consumer lending numbers have been restated to include the Fundy unsecured portfolio and other adjustments to write off rates.

UK cards: 30 and 90 day arrears rates have remained stable at 1.7% and 0.8% respectively, despite balances reducing by c.£4.5bn. Delinquency rates initially increased as some customers missed payments prior to payment holidays being initiated. Subsequently payment holidays and government support schemes were introduced, which coupled with significantly lower spend and balance growth activities have resulted in suppressed flows into delinquency cycles. Upon exit from payment holidays the majority of customers were able to resume making payments. During 2020, a total of 178k payment holidays were provided to customers. At 31 December 2020, the book value of the portfolio where payment holidays remain in place was £93m, representing 0.8% of the portfolio.

UK personal loans: 30 and 90 day arrears rates both increased by 0.2% to 2.3% and 1.2% respectively driven by a 25% reduction in overall balances, coupled with a higher flow in to delinquency of customers previously granted a payment holiday. During 2020, a total of 84k payment holidays were provided to customers. At 31 December 2020, the book value of the portfolio where payment holidays remain in place was £85.4m, representing 1.9% of the portfolio.

Barclays Partner Finance: 30 day arrears rate has reduced by 0.5% (2019: 0.9%) due to the sale of the motor financing business and the impact of payment holidays however the vast majority of these were exited and customers resumed making payments. A total of 17k payment holidays were provided to customers and 18k payment holidays were provided to motor financing business customers in the year. At 31 December 2020, the book value of the portfolio where payment holidays remain in place was £6.6m, representing 0.3% of the portfolio.

US cards: 30 days arrears rate decreased to 2.5% (2019: 2.7%) due to government support schemes and payment holidays resulting in fewer accounts entering into delinquency. 90 day arrears rate remained stable at 1.4%. Write-off rates were in line with seasonal trends. A total of 251k payment holidays were provided to customers in the year. At 31 December 2020, the book value of the portfolio where payment holidays remain in place was £54.7m, representing 0.3% of the portfolio.

Germany consumer lending: Increases in 30 and 90 days arrears rates were primarily driven by the drop in the overall balances. A total of 9k payment holidays were provided to customers in the year. At 31 December 2020, the book value of the portfolio where payment holidays remain in place was £0.24m, representing 0.01% of the portfolio.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class

	Year ended 31.12.20			Year ended 31.12.19
	Average	High1	Low1	Average	High1	Low1
	£m	£m	£m	£m	£m	£m
Credit risk	20	38	10	12	17	8
Interest rate risk	10	17	6	6	11	3
Equity risk	13	35	6	10	22	5
Basis risk	10	16	7	8	11	6
Spread risk	5	9	3	4	5	3
Foreign exchange risk	5	7	2	3	5	2
Commodity risk	1	1	-	1	2	-
Inflation risk	2	3	1	2	3	1
Diversification effect	(34)	n/a	n/a	(23)	n/a	n/a
Total management VaR	32	57	18	23	29	17

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR increased to £32m in 2020 (2019: £23m), driven by an increase in market volatility in late Q1 and Q2 during the initial phase of the COVID-19 pandemic. Management VaR stabilised and declined in the second half of the year.

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The Liquidity Framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90-day market-wide stress event and a 30-day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12-month market-wide scenario.

The CRR (as amended by CRR II) LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 31 December 2020, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio
	As at 31.12.20	As at 31.12.19
	£bn	£bn
Eligible liquidity buffer	258	206
Net stress outflows	(159)	(128)
Surplus	99	78

Liquidity coverage ratio	162%	160%

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Composition of the Group liquidity pool
	As at 31.12.20				As at 31.12.19
	Liquidity pool	Liquidity pool of which CRR LCR eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	197	192	-	-	153

Government bonds2
AAA to AA-	31	-	29	1	31
A+ to A-	13	-	6	7	2
BBB+ to BBB-	1	-	1	-	3
Total government bonds	45	-	36	8	36

Other
Government guaranteed issuers, PSEs and GSEs	10	-	8	1	9
International organisations and MDBs	6	-	5	-	7
Covered bonds	8	-	6	2	6
Total other	24	-	19	3	22

Total as at 31 December 2020	266	192	55	11	211
Total as at 31 December 2019	211	150	50	3

1
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 98% (December 2019: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2	Of which over 78% (December 2019: over 79%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Group liquidity pool increased to £266bn as at December 2020 (December 2019: £211bn) driven by a 16% growth in deposits, which was largely a consequence of government and central bank policy response to the COVID-19 pandemic. The reduction in Q420 reflects actions taken to manage down surplus liquidity proactively as the prevailing uncertainty from earlier in the year abated. During 2020, the month-end liquidity pool ranged from £218bn to £332bn (2019: £211bn to £225bn), and the month-end average was £287bn (2019: £235bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at December 2020, 64% (December 2019: 67%) of the liquidity pool was located in Barclays Bank PLC, 23% (December 2019: 20%) in Barclays Bank UK PLC and 7% (December 2019: 6%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 31.12.20			As at 31.12.19
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	214	240	89%	96%
Barclays International	123	241	51%	63%
Head Office	6
Barclays Group	343	481	71%	82%

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £145.0bn (December 2019: £147.1bn). In 2020, the Group issued £7.9bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets including a $1.75bn two-year senior bond issuance in May and a $1.5bn 7.625% Contingent Capital Notes repurchase in December. Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains an active secured funding programme.

Wholesale funding of £42.7bn (December 2019: £40.6bn) matures in less than one year, representing 29% (December 2019: 28%) of total wholesale funding outstanding. This includes £20.3bn (December 2019: £16.3bn) related to term funding2. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £223bn (December 2019: £170bn).

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	1.1	1.1	-	1.2	3.4	1.4	7.7	5.6	5.1	13.5	36.7
Senior unsecured (privately placed)	0.1	-	-	0.1	0.2	-	0.2	0.2	-	0.7	1.3
Subordinated liabilities	-	-	-	-	-	-	-	0.9	-	6.8	7.7
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	-	5.4	3.1	5.6	14.1	0.5	0.1	-	-	-	14.7
Asset backed commercial paper	1.4	5.0	0.7	-	7.1	-	-	-	-	-	7.1
Senior unsecured (public benchmark)	-	0.5	0.1	0.1	0.7	1.3	0.1	1.1	-	0.9	4.1
Senior unsecured (privately placed)3	0.8	2.3	2.2	4.2	9.5	7.1	6.4	3.9	4.9	21.7	53.5
Asset backed securities	-	-	-	0.5	0.5	0.8	0.4	0.5	0.2	1.4	3.8
Subordinated liabilities	1.4	0.2	3.2	0.3	5.1	2.2	-	0.1	-	1.2	8.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	-	0.9	0.2	0.1	1.2	-	-	-	-	-	1.2
Senior unsecured (Public benchmark)	-	-	-	-	-	-	-	-	-	0.1	0.1
Covered bonds	0.9	-	-	-	0.9	2.3	1.8	-	-	1.2	6.2
Total as at 31 December 2020	5.7	15.4	9.5	12.1	42.7	15.6	16.7	12.3	10.2	47.5	145.0
Of which secured	2.3	5.0	0.7	0.5	8.5	3.1	2.2	0.5	0.2	2.6	17.1
Of which unsecured	3.4	10.4	8.8	11.6	34.2	12.5	14.5	11.8	10.0	44.9	127.9

Total as at 31 December 2019	4.5	11.6	9.4	15.1	40.6	19.8	12.1	15.1	11.6	47.9	147.1
Of which secured	1.6	5.3	2.3	0.5	9.7	0.9	2.5	2.4	0.9	3.2	19.6
Of which unsecured	2.9	6.3	7.1	14.6	30.9	18.9	9.6	12.7	10.7	44.7	127.5

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £45.4bn, of which £8.7bn matures within one year.

Capital

Minimum requirements

The Group’s Overall Capital Requirement for CET1 is 11.2% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 0.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.8% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.7% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.

Significant regulatory updates in the period

Under the withdrawal agreement between the UK and the EU, the 11-month transition period expired at 11pm on 31 December 2020. Any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date. Throughout the TTP period, the Bank of England (BoE) and PRA are expected to review the UK legislation framework and any disclosures made by the Group will be subject to any resulting guidance.

The following regulatory updates formed part of CRR as amended by CRR II prior to 31 December 2020 and subsequently form part of UK law as defined above.

On 22 April 2020, the regulatory technical standards on prudent valuation were amended to include an increase to diversification factors applied to certain additional valuation adjustments. The amendments temporarily reduced the additional value adjustment deduction (PVA) and were applied until 31 December 2020 inclusive.

On 27 June 2020, CRR as amended by CRR II, was further amended to accelerate specific CRR II measures and implement a new IFRS 9 transitional relief calculation. Previously due to be implemented in June 2021, the accelerated measures primarily relate to non-deduction of prudently valued software assets from CET1 capital, the CRR leverage calculation to include additional settlement netting and limited changes to the calculation of RWAs. For UK leverage calculations, the PRA early adopted the CRR II settlement netting measure in April 2020.

The IFRS 9 transitional arrangements have been extended by two years and a new modified calculation has been introduced. 100% relief will be applied to increases in Stage 1 and Stage 2 provisions from 1 January 2020 throughout 2020 and 2021; 75% in 2022; 50% in 2023; 25% in 2024 with no relief applied from 2025. The phasing out of transitional relief on the “day 1” impact of IFRS 9 as well as increases in Stage 1 and Stage 2 provisions between 1 January 2018 and 31 December 2019 under the modified calculation remain unchanged and continue to be subject to 70% transitional relief throughout 2020; 50% for 2021; 25% for 2022 and with no relief applied from 2023.

On 23 December 2020, a new regulatory technical standard on the prudential treatment of qualifying software assets was adopted into EU law replacing the CET1 capital deduction with prudential amortisation up to a 3-year period. Intangible assets that are no longer deducted are subject to 100% risk weight instead.

Following its stated intention to consult, on 12 February 2021 the PRA launched a consultation on certain items within the Basel standards that remain to be implemented in the UK as well as setting out proposed new PRA CRR rules. The proposals include reverting to the previous treatment of 100% CET1 capital deduction for qualifying software assets by the end of 2021, meaning the benefit in the CET1 ratio is likely to be reversed in future periods.

Capital ratios1,2,3	As at	As at	As at
	31.12.20	30.09.20	31.12.19
CET1	15.1%	14.6%	13.8%
Tier 1 (T1)	19.0%	18.7%	17.7%
Total regulatory capital	22.1%	22.5%	21.6%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	65,797	67,816	64,429
Less: other equity instruments (recognised as AT1 capital)	(11,172)	(12,012)	(10,871)
Adjustment to retained earnings for foreseeable dividends and other equity coupons	(204)	(65)	(1,096)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,146)	(1,241)	(1,746)
Goodwill and intangible assets	(6,914)	(8,154)	(8,109)
Deferred tax assets that rely on future profitability excluding temporary differences	(595)	(422)	(479)
Fair value reserves related to gains or losses on cash flow hedges	(1,575)	(1,745)	(1,002)
Gains or losses on liabilities at fair value resulting from own credit	870	717	260
Defined benefit pension fund assets	(1,326)	(1,785)	(1,594)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	2,556	2,512	1,126
Other regulatory adjustments	55	(62)	(55)
CET1 capital	46,296	45,509	40,813

AT1 capital
Capital instruments and related share premium accounts	11,172	12,012	10,871
Qualifying AT1 capital (including minority interests) issued by subsidiaries	646	622	687
Other regulatory adjustments and deductions	(80)	(80)	(130)
AT1 capital	11,738	12,554	11,428

T1 capital	58,034	58,063	52,241

T2 capital
Capital instruments and related share premium accounts	7,836	9,451	7,650
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,893	2,516	3,984
Credit risk adjustments (excess of impairment over expected losses)	57	36	16
Other regulatory adjustments and deductions	(160)	(160)	(250)
Total regulatory capital	67,660	69,906	63,641

Total RWAs	306,203	310,727	295,131

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 14.3%, with £43.7bn of CET1 capital and £305.3bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months	Year
	ended	ended
	31.12.20	31.12.20
	£m	£m
Opening CET1 capital	45,509	40,813

Profit for the period attributable to equity holders	446	2,383
Own credit relating to derivative liabilities	10	29
Dividends and other equity coupons paid and foreseen	(365)	35
Increase in retained regulatory capital generated from earnings	91	2,447

Net impact of share schemes	95	115
Fair value through other comprehensive income reserve	397	192
Currency translation reserve	(977)	(473)
Other reserves	(42)	(48)
Decrease in other qualifying reserves	(527)	(214)

Pension remeasurements within reserves	(433)	(111)
Defined benefit pension fund asset deduction	459	268
Net impact of pensions	26	157

Additional value adjustments (PVA)	95	600
Goodwill and intangible assets	1,240	1,195
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(173)	(116)
Adjustment under IFRS 9 transitional arrangements	44	1,430
Other regulatory adjustments	(9)	(16)
Increase in regulatory capital due to adjustments and deductions	1,197	3,093

Closing CET1 capital	46,296	46,296

CET1 capital increased £5.5bn to £46.3bn (December 2019: £40.8bn).

£2.4bn of capital generated from profits, and a £1.0bn increase due to the cancellation of the full year 2019 dividend were partially offset by £0.9bn of AT1 coupons paid and £0.2bn dividends foreseen for the announced 2020 full year dividend. Other significant movements in the period were:

●	A £0.5bn decrease in the currency translation reserve mainly driven by the depreciation of period end USD against GBP
●	A £0.6bn increase due to a reduction in PVA which includes the temporary increase to diversification factors applied to certain additional valuation adjustments
●
A £1.2bn increase due to a reduction in the goodwill and intangible assets deduction driven by a new regulatory technical standard replacing the deduction with prudential amortisation up to a 3-year period on qualifying software assets

●
A £1.4bn increase in the IFRS 9 transitional relief after tax, following new impairment charges and the implementation of new regulatory measures which allow for 100% relief on increases in stage 1 and stage 2 impairment throughout 2020 and 2021

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,360	54,340	394	-	-	136	72	-	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	-	31	-	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	-	-	-	-	-	-	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

As at 30.09.20
Barclays UK	7,350	56,373	369	-	-	100	125	-	11,851	76,168
Corporate and Investment Bank	24,800	76,464	11,628	20,645	106	2,545	13,043	22,709	21,388	193,328
Consumer, Cards and Payments	20,597	2,921	168	47	-	35	-	75	7,538	31,381
Barclays International	45,397	79,385	11,796	20,692	106	2,580	13,043	22,784	28,926	224,709
Head Office	3,701	6,022	-	-	-	-	-	-	127	9,850
Barclays Group	56,448	141,780	12,165	20,692	106	2,680	13,168	22,784	40,904	310,727

As at 31.12.19
Barclays UK	5,189	57,455	235	-	-	23	178	-	11,821	74,901
Corporate and Investment Bank	25,749	62,177	12,051	16,875	276	2,470	12,854	17,626	21,475	171,553
Consumer, Cards and Payments	27,209	2,706	92	37	-	11	-	103	7,532	37,690
Barclays International	52,958	64,883	12,143	16,912	276	2,481	12,854	17,729	29,007	209,243
Head Office	5,104	5,754	-	-	-	-	-	-	129	10,987
Barclays Group	63,251	128,092	12,378	16,912	276	2,504	13,032	17,729	40,957	295,131

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.19)	191,343	32,070	30,761	40,957	295,131
Book size	(6,573)	2,232	9,188	(59)	4,788
Acquisitions and disposals	(165)	-	-	-	(165)
Book quality	9,081	1,365	-	-	10,446
Model updates	2,796	150	-	-	2,946
Methodology and policy	(851)	(110)	(4,320)	-	(5,281)
Foreign exchange movements1	(1,662)	-	-	-	(1,662)
Total RWA movements	2,626	3,637	4,868	(59)	11,072
Closing RWAs (as at 31.12.20)	193,969	35,707	35,629	40,898	306,203

1	Foreign exchange movements do not include foreign exchange for counterparty credit risk or market risk.

Overall RWAs increased £11.1bn to £306.2bn (December 2019: £295.1bn). Significant movements in the period were:

Credit risk RWAs increased £2.6bn:

●	A £6.6bn decrease in book size primarily due to lower consumer lending partially offset by growth in mortgages within BUK
●	A £9.1bn increase in book quality due to a reduction in credit quality primarily within CIB
●	A £2.8bn increase in model updates primarily due to modelled risk weight recalibrations
●
A £0.9bn decrease in methodology and policy primarily due the application of revised SME discount factors under CRR II, partially offset by an increase due to the risk weighting of qualifying software assets that are no longer deducted from CET1 capital

●	A £1.7bn decrease due to the depreciation of period end USD against GBP

Counterparty credit risk RWAs increased £3.6bn:

●	A £2.2bn increase in book size primarily due to an increase in trading activities across SFTs and derivatives
●	A £1.4bn increase in book quality primarily due to a reduction in credit quality within CIB

Market risk RWAs increased £4.9bn:

●	A £9.2bn increase in book size primarily due to an increase in trading activities and higher market volatility
●	A £4.3bn decrease in methodology and policy primarily due to the removal of a Risk Not In VaR (RNIV) and a reduction in pre COVID-19 VaR backtesting exceptions

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 3.8% as at 31 December 2020. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s early adoption of CRR II settlement netting. The FPC intends to review the UK leverage framework in 2021.

Leverage ratios1,2	As at 31.12.20	As at 30.09.20	As at 31.12.19
	£m	£m	£m
Average UK leverage ratio	5.0%	5.1%	4.5%
Average T1 capital3	57,069	56,690	51,823
Average UK leverage exposure	1,146,919	1,111,052	1,142,819

UK leverage ratio	5.3%	5.2%	5.1%

CET1 capital	46,296	45,509	40,813
AT1 capital	11,092	11,932	10,741
T1 capital3	57,388	57,441	51,554

UK leverage exposure	1,090,907	1,095,097	1,007,721

UK leverage exposure
Accounting assets
Derivative financial instruments	302,446	296,551	229,236
Derivative cash collateral	64,798	67,034	56,589
Securities financing transactions (SFTs)	164,034	178,736	111,307
Loans and advances and other assets	818,236	879,348	743,097
Total IFRS assets	1,349,514	1,421,669	1,140,229

Regulatory consolidation adjustments	(1,144)	(1,943)	(1,170)

Derivatives adjustments
Derivatives netting	(272,275)	(269,441)	(207,756)
Adjustments to cash collateral	(57,414)	(58,298)	(48,464)
Net written credit protection	14,986	15,890	13,784
Potential future exposure (PFE) on derivatives	117,010	122,426	119,118
Total derivatives adjustments	(197,693)	(189,423)	(123,318)

SFTs adjustments	21,114	20,274	18,339

Regulatory deductions and other adjustments	(17,469)	(18,011)	(11,984)

Weighted off-balance sheet commitments	113,704	110,749	105,289

Qualifying central bank claims	(155,890)	(205,451)	(119,664)

Settlement netting	(21,229)	(42,767)	-

UK leverage exposure	1,090,907	1,095,097	1,007,721

1
Fully loaded average UK leverage ratio was 4.8%, with £54.6bn of T1 capital and £1,144bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £54.8bn of T1 capital and £1,088bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio increased to 5.0% (December 2019: 4.5%) primarily driven by the increase in T1 capital. The average leverage exposure increased to £1,147bn (December 2019: £1,143bn) primarily driven by an increase in SFTs and TPAs largely driven by an increase in secured lending and client activity within CIB, partially offset by the PRA’s early adoption of CRR II settlement netting.

The UK leverage ratio increased to 5.3% (December 2019: 5.1%) primarily driven by an increase of £5.8bn in Tier 1 capital partially offset by an increase in the UK leverage exposure of £83.2bn.

The UK leverage exposure increase of £83.2bn was primarily driven by:

●	A £52.7bn increase in SFTs and £75.1bn of loans advances and other; partially offset by
●	A £36.2bn decrease due to the exemption of qualifying central bank claims; and
●	A £21.2bn decrease due to the PRA’s adoption of CRR II settlement netting

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report 2020, due to be published on 18 February 2021 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II.

MREL

The Group is required to meet the higher of: (i) the requirements set by the BoE based on RWAs and the higher of average and UK leverage exposures; and (ii) the requirements in CRR as amended by CRR II based on RWAs and CRR leverage exposures. The MREL requirements are subject to phased implementation and will be fully implemented by 1 January 2022.

On 19 January 2021 the BoE published indicative MREL requirements that show the Group’s highest requirement in 2022 will be 7.70% of CRR leverage exposure, based on 30 September 2020 exposures. The BoE is currently reviewing the MREL calibration and intends to make any policy changes by the end of 2021. Separately, the FPC intends to review the UK leverage framework in 2021 and this, along with any MREL policy changes, may result in a different MREL requirement from 1 January 2022 than that which is currently proposed. CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Own funds and eligible liabilities ratios1,2	As a percentage of RWAs			As a percentage of CRR leverage exposure
	As at 31.12.20	As at 30.09.20	As at 31.12.19	As at 31.12.20	As at 30.09.20	As at 31.12.19
Total Barclays PLC (the Parent company) own funds and eligible liabilities	32.7%	32.8%	31.2%	8.0%	7.8%	8.2%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments3	33.6%	33.8%	32.8%	8.2%	8.0%	8.6%

Own funds and eligible liabilities1,2				As at 31.12.20	As at 30.09.20	As at 31.12.19
				£m	£m	£m
CET1 capital				46,296	45,509	40,813
AT1 capital instruments and related share premium accounts4				11,092	11,932	10,741
T2 capital instruments and related share premium accounts4				7,733	9,327	7,416
Eligible liabilities				35,086	35,209	33,025
Total Barclays PLC (the Parent company) own funds and eligible liabilities				100,207	101,977	91,995
Qualifying AT1 capital (including minority interests) issued by subsidiaries				646	622	687
Qualifying T2 capital (including minority interests) issued by subsidiaries				1,893	2,516	3,984
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments3				102,746	105,115	96,666

Total RWAs				306,203	310,727	295,131
Total CRR leverage exposure5				1,254,157	1,306,828	1,126,259

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The BoE has set external MREL based on the higher of RWAs and CRR or UK leverage exposures which could result in the binding measure changing in future periods. The 31 December 2020 Barclays PLC (the Parent company) own funds and eligible liabilities ratio as a percentage of the UK leverage exposure was 9.2% and as a percentage of the average UK leverage exposure was 8.7%.

3	Own funds instruments issued by subsidiaries will not be counted towards MREL from 1 January 2022.
4	Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2019: £130m), and other T2 credit risk adjustments and deductions of £103m (December 2019: £234m).
5	Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 54 to 58), which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2020; and

●
to the best of their knowledge, the management information (set out on pages 1 to 52) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2020.

Signed on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman	Executive Directors	Non-executive Directors
Nigel Higgins	James E Staley	Mike Ashley
	Tushar Morzaria	Tim Breedon CBE
Sir Ian Cheshire
Mohamed A. El-Erian
Dawn Fitzpatrick
Mary Francis CBE
Crawford Gillies
Brian Gilvary
Diane Schueneman

Condensed Consolidated Financial Statements

Condensed consolidated income statement
		Year ended	Year ended
		31.12.20	31.12.19
	Notes1	£m	£m
Interest and similar income		11,892	15,456
Interest and similar expense		(3,770)	(6,049)
Net interest income		8,122	9,407
Fee and commission income		8,641	9,122
Fee and commission expense		(2,070)	(2,362)
Net fee and commission income		6,571	6,760
Net trading income		7,029	4,235
Net investment income		13	1,131
Other income		31	99
Total income		21,766	21,632
Credit impairment charges		(4,838)	(1,912)
Net operating income		16,928	19,720

Staff costs		(8,097)	(8,315)
Infrastructure, administration and general expenses		(5,636)	(5,270)
Litigation and conduct		(153)	(1,849)
Operating expenses		(13,886)	(15,434)

Share of post-tax results of associates and joint ventures		6	61
Profit on disposal of subsidiaries, associates and joint ventures		17	10
Profit before tax		3,065	4,357
Tax charge	1	(604)	(1,003)
Profit after tax		2,461	3,354

Attributable to:
Equity holders of the parent		1,526	2,461
Other equity instrument holders		857	813
Total equity holders of the parent		2,383	3,274
Non-controlling interests	2	78	80
Profit after tax		2,461	3,354

Earnings per share		p	p
Basic earnings per ordinary share	3	8.8	14.3
Diluted earnings per ordinary share	3	8.6	14.1

1	For notes to the Financial Statements see pages 59 to 64.

Condensed consolidated statement of comprehensive income

		Year ended	Year ended
		31.12.20	31.12.19
	Notes1	£m	£m
Profit after tax		2,461	3,354

Other comprehensive income/(loss) that may be recycled to profit or loss:2
Currency translation reserve	11	(473)	(544)
Fair value through other comprehensive income reserve relating to debt securities	11	454	166
Cash flow hedging reserve	11	573	342
Other	11	5	16
Other comprehensive income/(loss) that may be recycled to profit or loss		559	(20)

Other comprehensive income/(loss) not recycled to profit or loss:2
Retirement benefit remeasurements	8	(111)	(194)
Fair value through other comprehensive income reserve relating to equity instruments	11	(262)	(95)
Own credit	11	(581)	(252)
Other comprehensive income/(loss) not recycled to profit or loss		(954)	(541)

Other comprehensive income/(loss) for the period		(395)	(561)

Total comprehensive income for the period		2,066	2,793

Attributable to:
Equity holders of the parent		1,988	2,713
Non-controlling interests		78	80
Total comprehensive income for the period		2,066	2,793

1	For notes to the Financial Statements see pages 59 to 64.
2	Reported net of tax.

Condensed consolidated balance sheet
		As at	As at
		31.12.20	31.12.19
Assets	Notes1	£m	£m
Cash and balances at central banks		191,127	150,258
Cash collateral and settlement balances		101,367	83,256
Loans and advances at amortised cost		342,632	339,115
Reverse repurchase agreements and other similar secured lending		9,031	3,379
Trading portfolio assets		127,950	114,195
Financial assets at fair value through the income statement		175,151	133,086
Derivative financial instruments		302,446	229,236
Financial assets at fair value through other comprehensive income		78,688	65,750
Investments in associates and joint ventures		781	721
Goodwill and intangible assets		7,948	8,119
Property, plant and equipment		4,036	4,215
Current tax assets		477	412
Deferred tax assets	1	3,444	3,290
Retirement benefit assets	8	1,814	2,108
Other assets		2,622	3,089
Total assets		1,349,514	1,140,229

Liabilities
Deposits at amortised cost		481,036	415,787
Cash collateral and settlement balances		85,423	67,341
Repurchase agreements and other similar secured borrowing		14,174	14,517
Debt securities in issue		75,796	76,369
Subordinated liabilities	6	16,341	18,156
Trading portfolio liabilities		47,405	36,916
Financial liabilities designated at fair value		249,765	204,326
Derivative financial instruments		300,775	229,204
Current tax liabilities		645	313
Deferred tax liabilities	1	15	23
Retirement benefit liabilities	8	291	348
Other liabilities		8,662	8,505
Provisions	7	2,304	2,764
Total liabilities		1,282,632	1,074,569

Equity
Called up share capital and share premium	9	4,637	4,594
Other reserves	11	4,461	4,760
Retained earnings		45,527	44,204
Shareholders' equity attributable to ordinary shareholders of the parent		54,625	53,558
Other equity instruments	10	11,172	10,871
Total equity excluding non-controlling interests		65,797	64,429
Non-controlling interests	2	1,085	1,231
Total equity		66,882	65,660

Total liabilities and equity		1,349,514	1,140,229

1	For notes to the Financial Statements see pages 59 to 64.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.20	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	-	857	-	1,526	2,383	78	2,461
Retirement benefit remeasurements	-	-	-	(111)	(111)	-	(111)
Other comprehensive profit after tax for the year	-	-	(289)	5	(284)	-	(284)
Total comprehensive income for the period	-	857	(289)	1,420	1,988	78	2,066
Equity settled share schemes and hedges thereof	43	-	-	303	346	-	346
Issue and exchange of other equity instruments	-	311	-	(55)	256	(158)	98
Other equity instruments coupons paid	-	(857)	-	-	(857)	-	(857)
Vesting of shares under employee share schemes	-	-	(10)	(347)	(357)	-	(357)
Dividends paid	-	-	-	-	-	(79)	(79)
Other movements	-	(10)	-	2	(8)	13	5
Balance as at 31 December 2020	4,637	11,172	4,461	45,527	65,797	1,085	66,882

Year ended 31.12.19
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	813	-	2,461	3,274	80	3,354
Other comprehensive profit after tax for the year	-	-	(383)	(178)	(561)	-	(561)
Total comprehensive income for the period	-	813	(383)	2,283	2,713	80	2,793
Issue of new ordinary shares	182	-	-	-	182	-	182
Equity settled share schemes	101	-	-	478	579	-	579
Issue and exchange of other equity instruments	-	1,238	-	(406)	832	-	832
Other equity instruments coupons paid	-	(813)	-	-	(813)	-	(813)
Vesting of shares under employee share schemes	-	-	(10)	(404)	(414)	-	(414)
Dividends paid	-	-	-	(1,201)	(1,201)	(80)	(1,281)
Other movements	-	1	-	(6)	(5)	8	3
Balance as at 31 December 2019	4,594	10,871	4,760	44,204	64,429	1,231	65,660

1	Details of share capital, other equity instruments and other reserves are shown on pages 63 to 64.
2	Details of non-controlling interests are shown on page 59.

Condensed consolidated cash flow statement
	Year ended	Year ended
	31.12.20	31.12.19
	£m	£m
Profit before tax	3,065	4,357
Adjustment for non-cash items	5,007	5,495
Net increase in loans and advances at amortised cost1	(4,365)	(2,255)
Net increase in deposits at amortised cost	65,249	20,949
Net decrease in debt securities in issue	(6,309)	(9,911)
Changes in other operating assets and liabilities2	(4,459)	(18,909)
Corporate income tax paid	(683)	(228)
Net cash from operating activities1	57,505	(502)
Net cash from investing activities1	(18,376)	(23,965)
Net cash from financing activities	2,732	690
Effect of exchange rates on cash and cash equivalents	1,668	(3,347)
Net increase/(decrease) in cash and cash equivalents2	43,529	(27,124)
Cash and cash equivalents at beginning of the period2	166,613	193,737
Cash and cash equivalents at end of the period2	210,142	166,613

1
Movements in cash and cash equivalents relating to debt securities at amortised cost were previously shown within loans and advances to banks and customers in operating activities. These debt securities holdings are part of the Group’s investing activity and have been presented within investing activities in 2020. Comparatives have been re-presented. The effect of this change was to reclassify £11,139m decrease in cash and cash equivalents from operating activities to investing activities in 2019.

2
Cash collateral and settlement balances with banks with original maturity less than three months were previously included in cash and cash equivalents. They are no longer included, with the exception of balances that the Group holds at central banks related to payment schemes. Comparatives have been re-presented. The effect of this change decreased cash and cash equivalents by £16,774m as at 31 December 2019.

Financial Statement Notes

1. Tax

The tax charge for 2020 was £604m (2019: £1,003m), representing an effective tax rate of 19.7% (2019: 23.0%).

Included in the tax charge is a credit of £233m (2019: £222m) in respect of payments made on AT1 instruments that are classified as equity for accounting purposes.

	As at	As at
	31.12.20	31.12.19
Deferred tax assets and liabilities	£m	£m
USA	2,049	2,052
UK	886	818
Other territories	509	420
Deferred tax assets	3,444	3,290
Deferred tax liabilities	(15)	(23)

Analysis of deferred tax assets
Temporary differences	2,709	2,767
Tax losses	735	523
Deferred tax assets	3,444	3,290

2. Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Year ended	Year ended	As at	As at
	31.12.20	31.12.19	31.12.20	31.12.19
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	42	41	529	529
- Upper T2 instruments	37	39	533	691
Other non-controlling interests	(1)	-	23	11
Total	78	80	1,085	1,231

3. Earnings per share

	Year ended	Year ended
	31.12.20	31.12.19
	£m	£m
Profit attributable to ordinary equity holders of the parent	1,526	2,461

	m	m
Basic weighted average number of shares in issue	17,300	17,200
Number of potential ordinary shares	368	282
Diluted weighted average number of shares	17,668	17,482

	p	p
Basic earnings per ordinary share	8.8	14.3
Diluted earnings per ordinary share	8.6	14.1

4. Dividends on ordinary shares

In response to a request from the PRA, and to preserve additional capital for use in serving Barclays customers and clients through the extraordinary challenges presented by the COVID-19 pandemic, the Board agreed to cancel the 6.0p per ordinary share full year 2019 dividend.

The Directors have approved a total dividend in respect of 2020 of 1.0p per ordinary share of 25p each. The full year dividend for 2020 of 1.0p per ordinary share will be paid on 1 April 2021 to shareholders on the Share Register on 26 February 2021. On 31 December 2020, there were 17,359m ordinary shares in issue. The financial statements for the year ended 31 December 2020 do not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2021. Dividends are funded out of distributable reserves.

	Year ended 31.12.20		Year ended 31.12.19
	Per share	Total	Per share	Total
Dividends paid during the year	p	£m	p	£m
Full year dividend paid during year	-	-	4.0	684
Half year dividend paid during year	-	-	3.0	517
Total dividend	-	-	7.0	1,201

5. Fair value of financial instruments

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.20	£m	£m	£m	£m
Trading portfolio assets	60,671	65,416	1,863	127,950
Financial assets at fair value through the income statement	4,503	162,142	8,506	175,151
Derivative financial instruments	9,155	288,822	4,469	302,446
Financial assets at fair value through other comprehensive income	19,792	58,743	153	78,688
Investment property	-	-	10	10
Total assets	94,121	575,123	15,001	684,245

Trading portfolio liabilities	(24,391)	(22,986)	(28)	(47,405)
Financial liabilities designated at fair value	(159)	(249,251)	(355)	(249,765)
Derivative financial instruments	(8,762)	(285,774)	(6,239)	(300,775)
Total liabilities	(33,312)	(558,011)	(6,622)	(597,945)

As at 31.12.19
Trading portfolio assets	60,352	51,579	2,264	114,195
Financial assets at fair value through the income statement	10,445	114,141	8,500	133,086
Derivative financial instruments	5,439	220,642	3,155	229,236
Financial assets at fair value through other comprehensive income	18,755	46,566	429	65,750
Investment property	-	-	13	13
Total assets	94,991	432,928	14,361	542,280

Trading portfolio liabilities	(20,977)	(15,939)	-	(36,916)
Financial liabilities designated at fair value	(82)	(203,882)	(362)	(204,326)
Derivative financial instruments	(5,305)	(219,910)	(3,989)	(229,204)
Total liabilities	(26,364)	(439,731)	(4,351)	(470,446)

6. Subordinated liabilities
	Year ended	Year ended
	31.12.20	31.12.19
	£m	£m
Opening balance as at 1 January	18,156	20,559
Issuances	1,438	1,352
Redemptions	(3,464)	(3,248)
Other	211	(507)
Closing balance	16,341	18,156

Issuances of £1,438m comprise £782m USD 3.564% Fixed Rate Resetting Subordinated Callable Notes and £500m 3.75% Fixed Rate Resetting Subordinated Callable Notes, both issued externally by Barclays PLC and £156m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Redemptions of £3,464m comprise a £1,126m partial redemption of USD 7.625% Contingent Capital Notes issued externally by Barclays Bank PLC and full redemptions of £1,124m EUR 2.625% Fixed Rate Subordinated Callable Notes issued externally by Barclays PLC, £842m USD 5.14% Lower Tier 2 Notes issued externally by Barclays Bank PLC and £342m USD Floating Rate Notes and £30m USD Fixed Rate Notes, both issued externally by Barclays subsidiaries.

Other movements predominantly include foreign exchange movements and fair value hedge adjustments.

7. Provisions
	As at	As at
	31.12.20	31.12.19
	£m	£m
PPI redress	129	1,155
Other customer redress	368	420
Legal, competition and regulatory matters	268	376
Redundancy and restructuring	158	143
Undrawn contractually committed facilities and guarantees	1,064	322
Onerous contracts	28	42
Sundry provisions	289	306
Total	2,304	2,764

PPI redress

As at 31 December 2020 Barclays had recognised cumulative provisions totalling £10.9bn including a £55m release in Q4 2020 on resolution of the majority of the items received in Q3 2019 (December 2019: £11bn), against the cost of PPI redress and associated processing costs. Utilisation of the cumulative provisions to date is £10.8bn (December 2019: £9.8bn), leaving a residual provision of £0.1bn (December 2019: £1.2bn) to be utilised in 2021. This represents Barclays best estimate as at 31 December 2020 based on information available.

8. Retirement benefits

As at 31 December 2020, the Group’s IAS 19 pension surplus across all schemes was £1.5bn (December 2019: £1.8bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 pension surplus of £1.8bn (December 2019: £2.1bn). The movement for the UKRF was driven by a net decrease in the discount rate and changes to pension increase assumptions, offset partially by higher than assumed asset returns.

UKRF funding valuations

The latest annual update as at 30 September 2020 showed the funding deficit had improved to £0.9bn from the £2.3bn shown at the 30 September 2019 triennial valuation. The improvement was mainly due to £1.0bn of deficit reduction contributions paid over the year. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £700m in 2021, £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

On 12 June 2020, Barclays Bank PLC paid the £500m deficit reduction contribution agreed for 2020 and at the same time the UKRF subscribed for non-transferrable listed senior fixed rate notes for £750m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three equal tranches in 2023, 2024, and at final maturity in 2025. As a result of the investment in Senior Notes, the regulatory capital impact of the £500m deficit reduction contribution paid on 12 June 2020 takes effect in 2023, 2024 and 2025 on maturity of the notes. The £250m additional investment by the UKRF in the Senior Notes has a positive capital impact in 2020 which is reduced equally in 2023, 2024 and 2025 on the maturity of the notes.

On 11 December 2020, the UKRF entered into a £5bn longevity swap to hedge around a quarter of current pensioner liabilities against unexpected increases in life expectancy. The swap forms part of the UKRF’s investment portfolio and provides income in the event that pensions are paid out for longer than expected. The UKRF Trustee established a Guernsey based captive insurer (Barclays UKRF No.1 IC Limited) to act as an insurance intermediary between the UKRF and swap provider. The swap is not included directly within the balance sheet of Barclays PLC as it is an asset of the UKRF. At 31 December 2020, the swap is valued at nil fair value as it is considered to remain at fair market value for both parties over the very limited period from 11 December 2020 to 31 December 2020.

9. Called up share capital

Called up share capital comprised 17,359m (December 2019: 17,322m) ordinary shares of 25p each. The increase was mainly due to the issuance of shares under employee share schemes.

	Ordinary share capital	Share premium	Total share capital and share premium
Year ended 31.12.20	£m	£m	£m
Opening balance as at 1 January	4,331	263	4,594
Movement	9	34	43
Closing balance	4,340	297	4,637

10. Other equity instruments
	Year ended	Year ended
	31.12.20	31.12.19
	£m	£m
Opening balance as at 1 January	10,871	9,632
Issuances	1,142	3,500
Redemptions	(831)	(2,262)
Other	(10)	1
Closing balance	11,172	10,871

Other equity instruments of £11,172m (December 2019: £10,871m) consists of AT1 securities issued by Barclays PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

11. Other reserves
	As at	As at
	31.12.20	31.12.19
	£m	£m
Currency translation reserve	2,871	3,344
Fair value through other comprehensive income reserve	5	(187)
Cash flow hedging reserve	1,575	1,002
Own credit reserve	(954)	(373)
Other reserves and treasury shares	964	974
Total	4,461	4,760

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2020, there was a credit balance of £2,871m (December 2019: £3,344m credit) in the currency translation reserve. The £473m debit movement principally reflects the weakening of period end USD exchange rate against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 31 December 2020, there was a credit balance of £5m (December 2019: £187m debit) in the fair value through other comprehensive income reserve. The gain of £192m is principally driven by a gain of £902m from the increase in fair value of bonds due to decreasing bond yields. This is partially offset by £295m of net gains transferred to the income statement, loss of £262m due to a decrease in the Absa Group Limited share price and a tax charge of £155m.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2020, there was a credit balance of £1,575m (December 2019: £1,002m credit) in the cash flow hedging reserve. The increase of £573m principally reflects a £1,314m increase in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves decreased. This is partially offset by £510m of gains transferred to the income statement and a tax charge of £216m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 31 December 2020, there was a debit balance of £954m (December 2019: £373m debit) in the own credit reserve. The movement of £581m principally reflects a loss from the tightening of Barclays’ funding spreads. This is partially offset by other activity and a tax credit of £229m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 31 December 2020, there was a credit balance of £964m (December 2019: £974m credit) in other reserves and treasury shares. The decrease of £10m is due to an increase in treasury shares held in relation to employee share schemes.

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 43.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 66.

Return on average allocated tangible equity	Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 66.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 27.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 23.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 74.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 67 to 74.
Pre-provision profits	Calculated by excluding credit impairment charges from profit before tax. The components of the calculation have been included on pages 67 to 69.
Pre-provision profits excluding litigation and conduct	Calculated by excluding credit impairment charges, and litigation and conduct charges from profit before tax. The components of the calculation have been included on pages 67 to 69.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the year ended 31.12.20	£m	£bn	%
Barclays UK	325	10.1	3.2
Corporate and Investment Bank	2,554	27.0	9.5
Consumer, Cards and Payments	(334)	4.5	(7.5)
Barclays International	2,220	31.5	7.1
Head Office	(1,019)	6.7	n/m
Barclays Group	1,526	48.3	3.2

For the year ended 31.12.19
Barclays UK	281	10.3	2.7
Corporate and Investment Bank	1,980	25.9	7.6
Consumer, Cards and Payments	836	5.3	15.8
Barclays International	2,816	31.2	9.0
Head Office	(636)	5.1	n/m
Barclays Group	2,461	46.6	5.3

Performance measures excluding litigation and conduct

	Year ended 31.12.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,352)	(6,919)	(2,134)	(9,053)	(481)	(13,886)
Impact of litigation and conduct	32	4	44	48	73	153
Operating expenses	(4,320)	(6,915)	(2,090)	(9,005)	(408)	(13,733)

Total income	6,347	12,476	3,445	15,921	(502)	21,766

Cost: income ratio excluding litigation and conduct	68%	55%	61%	57%	n/m	63%

Profit before tax
Profit/(loss) before tax	546	4,004	(388)	3,616	(1,097)	3,065
Impact of litigation and conduct	32	4	44	48	73	153
Profit/(loss) before tax excluding litigation and conduct	578	4,008	(344)	3,664	(1,024)	3,218

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	325	2,554	(334)	2,220	(1,019)	1,526
Post-tax impact of litigation and conduct	18	2	36	38	56	112
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	343	2,556	(298)	2,258	(963)	1,638

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.7	27.0	5.1	32.1	10.6	56.4
Average goodwill and intangibles	(3.6)	-	(0.6)	(0.6)	(3.9)	(8.1)
Average tangible shareholders' equity	10.1	27.0	4.5	31.5	6.7	48.3

Return on average tangible shareholders' equity excluding litigation and conduct	3.4%	9.5%	(6.7%)	7.2%	n/m	3.4%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,300

Basic earnings per ordinary share excluding litigation and conduct						9.5p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct						£m
Profit before tax						3,065
Impact of credit impairment charges						4,838
Profit before tax excluding credit impairment charges						7,903
Impact of litigation and conduct						153
Profit before tax excluding credit impairment charges and litigation and conduct						8,056

	Year ended 31.12.19
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(5,619)	(7,147)	(2,306)	(9,453)	(362)	(15,434)
Impact of litigation and conduct	1,582	109	7	116	151	1,849
Operating expenses	(4,037)	(7,038)	(2,299)	(9,337)	(211)	(13,585)

Total income	7,353	10,231	4,444	14,675	(396)	21,632

Cost: income ratio excluding litigation and conduct	55%	69%	52%	64%	n/m	63%

Profit before tax
Profit/(loss) before tax	1,022	2,955	1,163	4,118	(783)	4,357
Impact of litigation and conduct	1,582	109	7	116	151	1,849
Profit/(loss) before tax excluding litigation and conduct	2,604	3,064	1,170	4,234	(632)	6,206

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	281	1,980	836	2,816	(636)	2,461
Post-tax impact of litigation and conduct	1,532	84	6	90	111	1,733
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,813	2,064	842	2,906	(525)	4,194

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.9	25.9	6.3	32.2	8.5	54.6
Average goodwill and intangibles	(3.6)	-	(1.0)	(1.0)	(3.4)	(8.0)
Average tangible shareholders' equity	10.3	25.9	5.3	31.2	5.1	46.6

Return on average tangible shareholders' equity excluding litigation and conduct	17.5%	8.0%	15.9%	9.3%	n/m	9.0%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,200

Basic earnings per ordinary share excluding litigation and conduct						24.4p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct						£m
Profit before tax						4,357
Impact of credit impairment charges						1,912
Profit before tax excluding credit impairment charges						6,269
Impact of litigation and conduct						1,849
Profit before tax excluding credit impairment charges and litigation and conduct						8,118

Barclays Group
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,826)	(3,467)	(3,330)	(3,263)	(3,701)	(4,861)	(3,554)	(3,318)
Impact of litigation and conduct	47	76	20	10	167	1,568	53	61
Operating expenses	(3,779)	(3,391)	(3,310)	(3,253)	(3,534)	(3,293)	(3,501)	(3,257)

Total income	4,941	5,204	5,338	6,283	5,301	5,541	5,538	5,252

Cost: income ratio excluding litigation and conduct	76%	65%	62%	52%	67%	59%	63%	62%

Profit before tax
Profit before tax	646	1,147	359	913	1,097	246	1,531	1,483
Impact of litigation and conduct	47	76	20	10	167	1,568	53	61
Profit before tax excluding litigation and conduct	693	1,223	379	923	1,264	1,814	1,584	1,544

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	220	611	90	605	681	(292)	1,034	1,038
Post-tax impact of litigation and conduct	40	57	16	(1)	122	1,525	40	46
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	260	668	106	604	803	1,233	1,074	1,084

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	55.7	56.4	58.4	55.2	54.5	56.4	54.0	53.2
Average goodwill and intangibles	(8.1)	(8.1)	(8.2)	(8.2)	(8.1)	(8.0)	(7.8)	(8.0)
Average tangible shareholders' equity	47.6	48.3	50.2	47.0	46.4	48.4	46.2	45.2

Return on average tangible shareholders' equity excluding litigation and conduct	2.2%	5.5%	0.8%	5.1%	6.9%	10.2%	9.3%	9.6%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,300	17,298	17,294	17,278	17,200	17,192	17,178	17,111

Basic earnings per ordinary share excluding litigation and conduct	1.5p	3.9p	0.6p	3.5p	4.7p	7.2p	6.3p	6.3p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	646	1,147	359	913	1,097	246	1,531	1,483
Impact of credit impairment charges	492	608	1,623	2,115	523	461	480	448
Profit before tax excluding credit impairment charges	1,138	1,755	1,982	3,028	1,620	707	2,011	1,931
Impact of litigation and conduct	47	76	20	10	167	1,568	53	61
Profit before tax excluding credit impairment charges and litigation and conduct	1,185	1,831	2,002	3,038	1,787	2,275	2,064	1,992

Barclays UK
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,180)	(1,120)	(1,024)	(1,028)	(1,122)	(2,432)	(1,063)	(1,002)
Impact of litigation and conduct	(4)	25	6	5	58	1,480	41	3
Operating expenses	(1,184)	(1,095)	(1,018)	(1,023)	(1,064)	(952)	(1,022)	(999)

Total income	1,626	1,550	1,467	1,704	1,959	1,846	1,771	1,777

Cost: income ratio excluding litigation and conduct	73%	71%	69%	60%	54%	52%	58%	56%

Profit before tax
Profit/(loss) before tax	282	196	(127)	195	647	(687)	477	585
Impact of litigation and conduct	(4)	25	6	5	58	1,480	41	3
Profit/(loss) before tax excluding litigation and conduct	278	221	(121)	200	705	793	518	588

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	160	113	(123)	175	438	(907)	328	422
Post-tax impact of litigation and conduct	(7)	17	5	3	43	1,457	30	2
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	153	130	(118)	178	481	550	358	424

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.4	13.7	13.9	13.7	13.8	13.9	13.8	13.9
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.5)	(3.5)	(3.5)	(3.5)
Average allocated tangible equity	9.8	10.1	10.3	10.1	10.3	10.4	10.3	10.4

Return on average allocated tangible equity excluding litigation and conduct	6.2%	5.2%	(4.6%)	7.0%	18.7%	21.2%	13.9%	16.4%

Barclays International
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,382)	(2,255)	(2,197)	(2,219)	(2,500)	(2,282)	(2,446)	(2,225)
Impact of litigation and conduct	9	28	11	-	86	-	11	19
Operating expenses	(2,373)	(2,227)	(2,186)	(2,219)	(2,414)	(2,282)	(2,435)	(2,206)

Total income	3,486	3,781	4,010	4,644	3,452	3,750	3,903	3,570

Cost: income ratio excluding litigation and conduct	68%	59%	55%	48%	70%	61%	62%	62%

Profit before tax
Profit before tax	822	1,165	807	822	640	1,137	1,223	1,118
Impact of litigation and conduct	9	28	11	-	86	-	11	19
Profit before tax excluding litigation and conduct	831	1,193	818	822	726	1,137	1,234	1,137

Profit attributable to ordinary equity holders of the parent
Attributable profit	441	782	468	529	397	799	832	788
Post-tax impact of litigation and conduct	9	21	8	-	64	2	8	16
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	450	803	476	529	461	801	840	804

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	31.1	31.2	34.2	31.9	31.9	33.3	32.1	31.6
Average goodwill and intangibles	(0.6)	(0.6)	(0.7)	(0.7)	(1.0)	(1.1)	(1.0)	(1.1)
Average allocated tangible equity	30.5	30.6	33.5	31.2	30.9	32.2	31.1	30.5

Return on average allocated tangible equity excluding litigation and conduct	5.9%	10.5%	5.7%	6.8%	6.0%	10.0%	10.8%	10.6%

Corporate and Investment Bank
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,827)	(1,719)	(1,683)	(1,690)	(1,926)	(1,716)	(1,867)	(1,638)
Impact of litigation and conduct	(2)	3	3	-	79	4	7	19
Operating expenses	(1,829)	(1,716)	(1,680)	(1,690)	(1,847)	(1,712)	(1,860)	(1,619)

Total income	2,638	2,905	3,316	3,617	2,314	2,617	2,795	2,505

Cost: income ratio excluding litigation and conduct	69%	59%	51%	47%	80%	65%	67%	65%

Profit before tax
Profit before tax	761	1,000	1,040	1,203	359	882	887	827
Impact of litigation and conduct	(2)	3	3	-	79	4	7	19
Profit before tax excluding litigation and conduct	759	1,003	1,043	1,203	438	886	894	846

Profit attributable to ordinary equity holders of the parent
Attributable profit	413	627	694	820	193	609	596	582
Post-tax impact of litigation and conduct	(2)	2	2	-	58	5	5	16
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	411	629	696	820	251	614	601	598

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	26.3	26.4	29.1	26.2	25.9	26.9	25.8	25.2
Average goodwill and intangibles	-	-	(0.1)	-	(0.1)	-	-	(0.1)
Average allocated tangible equity	26.3	26.4	29.0	26.2	25.8	26.9	25.8	25.1

Return on average allocated tangible equity excluding litigation and conduct	6.2%	9.5%	9.6%	12.5%	3.9%	9.2%	9.3%	9.5%

Consumer, Cards and Payments
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(555)	(536)	(514)	(529)	(574)	(566)	(579)	(587)
Impact of litigation and conduct	11	25	8	-	7	(4)	4	-
Operating expenses	(544)	(511)	(506)	(529)	(567)	(570)	(575)	(587)

Total income	848	876	694	1,027	1,138	1,133	1,108	1,065

Cost: income ratio excluding litigation and conduct	64%	58%	73%	52%	50%	50%	52%	55%

Profit before tax
Profit/(loss) before tax	61	165	(233)	(381)	281	255	336	291
Impact of litigation and conduct	11	25	8	-	7	(4)	4	-
Profit/(loss) before tax excluding litigation and conduct	72	190	(225)	(381)	288	251	340	291

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	28	155	(226)	(291)	204	190	236	206
Post-tax impact of litigation and conduct	11	19	6	-	6	(3)	3	-
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	39	174	(220)	(291)	210	187	239	206

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.8	4.8	5.1	5.7	6.0	6.4	6.3	6.4
Average goodwill and intangibles	(0.6)	(0.6)	(0.6)	(0.7)	(0.9)	(1.1)	(1.0)	(1.0)
Average allocated tangible equity	4.2	4.2	4.5	5.0	5.1	5.3	5.3	5.4

Return on average allocated tangible equity excluding litigation and conduct	3.8%	16.5%	(19.6%)	(23.5%)	16.3%	14.0%	18.0%	15.4%

Head Office
	Q420	Q320	Q220	Q120	Q419	Q319	Q219	Q119
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(458)	(214)	(321)	(104)	(190)	(204)	(169)	(220)
Impact of litigation and conduct	42	23	3	5	23	88	1	39
Loss before tax excluding litigation and conduct	(416)	(191)	(318)	(99)	(167)	(116)	(168)	(181)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(381)	(284)	(255)	(99)	(154)	(184)	(126)	(172)
Post-tax impact of litigation and conduct	38	19	3	(4)	15	66	2	28
Attributable loss excluding litigation and conduct	(343)	(265)	(252)	(103)	(139)	(118)	(124)	(144)

Tangible net asset value per share	As at	As at
	31.12.20	31.12.19
	£m	£m
Total equity excluding non-controlling interests	65,797	64,429
Other equity instruments	(11,172)	(10,871)
Goodwill and intangibles	(7,948)	(8,119)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	46,677	45,439

	m	m
Shares in issue	17,359	17,322

	p	p
Tangible net asset value per share	269	262

Shareholder Information

Results timetable1	Date
Ex-dividend date	25 February 2021
Dividend record date	26 February 2021
Cut off time of 5:00pm (UK time) for the receipt of DRIP Application Form Mandate Forms or Revocation	12 March 2021
Dividend payment date	1 April 2021
Q1 2021 Results Announcement	30 April 2021

Barclays has decided to cease to offer the scrip dividend programme and will no longer offer a scrip alternative for dividends. For those shareholders who wish to elect to use their cash dividends to purchase additional ordinary shares in the market, rather than receive a cash payment, Barclays has arranged for its registrar, Equiniti, to provide and administer a dividend re-investment plan (DRIP). Further details regarding the DRIP can be found at www.barclays.com and www.shareview.co.uk/info/drip

For qualifying US and Canadian resident ADR holders, the 2020 full year dividend of 1.0p per ordinary share becomes 4.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are shown above.

	Year ended	Year ended
Exchange rates2	31.12.20	31.12.19	% Change3
Period end - USD/GBP	1.37	1.33	3%
Average - USD/GBP	1.28	1.28	-
3 month average - USD/GBP	1.32	1.29	2%
Period end - EUR/GBP	1.12	1.18	(5%)
Average - EUR/GBP	1.13	1.14	(1%)
3 month average - EUR/GBP	1.11	1.16	(4%)

Share price data
Barclays PLC (p)	146.68	179.64
Barclays PLC number of shares (m)	17,359	17,322

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
Shareowner Services
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada)
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

Qualifying US and Canadian resident ADR holders should contact Shareowner Services for further details regarding the DRIP

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.